SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT 4 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Cavalcade of Sports Media, Inc.
------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

  Nevada                                                 33-0766069
------------------------------------------------------------------------------
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                        Identification)



12268 Via Latina                  Del Mar, CA                 92914
------------------------------------------------------------------------------
(Address of principal executive offices)                    (Zip Code)


Issuer's telephone number        (858)481-2207
                         --------------------------------------

Securities to be registered under Section 12(b) of the Act:


Title of each class                      Name of each exchange on which
to be so registered                      each class is to be registered


-------------------------------------      ------------------------

-------------------------------------      ------------------------

Securities to be registered under Section 12(g) of the Act:


                    Common Stock: Par Value, $0.001 Per Share
      -------------------------------------------------------------------
                            (Title of class)


      -------------------------------------------------------------------
                            (Title of class)

TABLE OF CONTENTS

PART I
                                                                            PAGE

Item 1    Description of Business                                            4

Item 2    Plan of Operation                                                  9

Item 3    Description of Property                                           17

Item 4    Security Ownership of Certain Beneficial Owners and Management    23

Item 5    Directors, Executive Officers, Promoters and Control Persons      24

Item 6    Executive Compensation                                            25

Item 7    Certain Relationships and Related Transactions                    26

Item 8    Description of Securities                                         27


PART II

Item 1    Market Price of and Dividends on the Registrant's Common Equity
              and Other Shareholder Matters                                 28

Item 2    Legal Proceedings                                                 29

Item 3    Changes in and Disagreements with Accountants on Accounting
            and Financial Disclosure                                        29

Item 4    Recent Sales of Unregistered Securities                           29

Item 5    Indemnification of Directors and Officers                         31


FINANCIAL STATEMENTS

Financial Statements of Cavalcade of Sports Media, Inc. for year ended December 31, 1999 and December 31, 2000 (Audited by Stefanou & Company, LLP, 1360 Beverly Road Mclean, Virginia 22101).

Interim Condensed Financial Statements of Cavalcade of Sports Media, Inc. through March 31, 2001 (Unaudited, provided by management).





EXHIBIT INDEX

No.       Description of Exhibit
---       ----------------------

*3.1 Certificate of Incorporation of Tren Property Corp., filed July 29, 1997 in
     Delaware.

*3.2 Articles of Incorporation of Gemma Global, Inc., filed July 22, 1997 in Nevada.

*3.3 Reorganization Agreement between Tren Property Corp. and Edward E. Litwak, dated January 1, 1998.

*3.4 Certificate of Amendment to the Certificate of Incorporation of Tren Property Corp., changing its corporate name to Gemma Global, Inc. and increasing capital structure, filed February 23, 1998 in Delaware.

*3.5 Certificate of Ownership and Merger of Gemma Global, Inc. (a Nevada Corporation) with and into Tren Property Corp. (a Delaware Corporation), filed February 23, 1998 in Delaware.

*3.6 Articles/Certificate of Merger of Gemma Global, Inc. (a Nevada Corporation) with and into Gemma Global, Inc. formerly Tren Property Corp. (a Delaware Corporation) filed March 4, 1998 in Nevada.

*3.7  Articles of Incorporation of Gemma Global, Inc., filed March 5, 1998 in
     Nevada.

*3.8  Articles/Certificate of Merger (re-domestication) of Gemma Global , Inc.
     (Delaware) with and into Gemma Global, Inc. (Nevada) filed April 21, 1998.

*3.9  Articles of Amendment to the Articles of Incorporation of Gemma Global,
     Inc., changing name to Pioneer2000, Inc. and increasing capital structure, filed March 4, 1999 in Nevada.

*3.10 Certificate of Incorporation of Cavalcade of Sports Network, Inc., filed
     June 22, 1998 in New York.

*3.11 Articles of Incorporation of Global Group International, Inc., filed March
     23, 1999 in Nevada.

*3.12Certificate of Designation, Powers, Preferences and Rights of 1999-Global
     Group Series of Convertible Preferred Stock, filed December 14, 1999 in Nevada.

*3.13 Articles of Amendment to the Articles of Incorporation of Pioneer2000, changing corporate name to Cavalcade or Sports Media, Inc., filed December 17, 1999 in Nevada.

*3.14 Articles of Merger of Cavalcade of Sports Network, Inc. (New York) with and into Cavalcade of Sports Media, Inc. (Nevada), filed December 22, 1999 in Nevada.

*3.15 Certificate of Merger of Cavalcade of Sports Network, Inc. with and into
     Cavalcade of Sports Media, Inc., filed December 30, 1999 in New York.

*3.16 Bylaws of the Registrant.

*4.1  Subordinated Capital Note, Sample Copy

*4.2   Promissory Note

*10.1 Indemnification Agreement with Edward E. Litwak

*10.2 Indemnification Agreement with Nicolas Lagano, Jr.

*10.3 Indemnification Agreement with Carol Conners

*10.4 Indemnification Agreement with Michael Haynes

*10.5 Indemnification Agreement with Don Parson

*10.6 Indemnification Agreement with Dennis Murphy

*10.7 Indemnification Agreement with Edwin Rue

*10.8 License Agreement with Jennifer Gucci

*10.9 License Agreement with Gemma Gucci

*10.10 Assignment of License Agreements to Gemma Global, Inc.

*10.11 Gemma Global, Inc. Assignment of License Agreements to Global
       International, Inc.

*10.12 Consulting and Compensation Agreement with Robert Bubeck and
       Thomas O'Donnell

*10.13 License  Agreement  with Soccer Camps of America,  Inc. and Cosmos Soccer
       Club, Inc.

10.14 License Agreement with Sekani, Inc.

23.1  Consent of Counsel

-----------------------------
*   Previously filed with 10-SB





PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

Business Development

Cavalcade of Sports Media, Inc. ("we","us", "Cavalcade" or "the Company",) is a development stage company and is engaged in the nostalgic sports entertainment business. The Company plans to provide around the clock broadcasting from our library of nostalgic sports film and footage (referred herein sometimes as "nostalgic content") 24 hours per day, 7 days per week, transmitted via: (i) direct broadcast satellite ("DBS"); (ii) TVRO (Television Receive Only, or C-Band); and (iii) existing cable networks, with an initial focus on the digital cable market. Our nostalgic content will be marketed to sports fans wishing to add our channel to their existing home dish programming package or cable programming package.

Our program format will feature both college and professional sports, as well as international sports competitions of many varieties, with emphasis on the more popular sports, such as baseball, football, basketball, hockey and boxing.

There have been no bankruptcy, receiverships, or similar proceedings by or against the Company.

The Company's principal executive offices are located at 12868 Via Latina, Del Mar, California 92014. Our telephone number at that office is (858) 481-2207 and our facsimile number is also (858) 481-2207.


Business of the Issuer

Our general business plan is to provide an array of nostalgic sports programming ("nostalgic content" or "films") 24 hours per day, 7 days a week. Although we initially intended to market our sports channel directly to home satellite dish owners and cable viewers on a subscription basis, management has concluded that a stronger business model would be one that is distribution and advertising driven.

In March of 2001, we signed a consulting agreement with Robert Bubeck and Thomas O'Donnell. After the contract was executed, Mr. O'Donnell asked that Lynrow Associates, LLC, a limited liability company of which Mr. O'Donnell is a manager, replace Mr. O'Donnell in the consulting agreement, and the agreement was so modified. Both Messrs. Bubeck and O'Donnell possess substantial experience with, and contacts in, the television network distribution business, and they will assist us in obtaining subscribers for the vintage sports television network. We have appointed Messrs. Bubeck and O'Donnell as our exclusive outside distribution outlet sales representatives for the calendar year 2001. During the calendar year 2001, we will market and sell our vintage sports network with the efforts of our own management and consultants, but it is our intention not to appoint or hire any other outside representative during 2001.

As of March 31, 2001, we had acquired approximately 480 hours of nostalgic content and have transferred most of that content to Beta-SP format for broadcasting. Additionally, we have licensed approximately 700 hours of nostalgic content. By year-end 2001, we project that our content holdings will exceed 4,500 hours. It is our objective to acquire and/or license 10,000 hours of nostalgic content for ongoing broadcasting. Although we will offer sports footage of almost every variety, we will have a strong emphasis on popular sports, such as baseball, football, basketball, hockey and boxing.

Sources of our programming include, but are not limited to the following:

                 a.    The International Bowling Museum and
                       Hall of Fame;
                 b.    Donald Gray Drewry & Michael Paul
                       Gammon;
                 c.    Michael Levin;
                 d.    MacDonald & Associates
                 e.    William Roman
                 f.    C/F International- Burt Rosen;
                 g.    Vito Stasiunaitis;
                 h.    Herschel "Chuck" Thornton;
                 i.    Stock Video;
                 j.    Soccer Camps of America;
                 k.    Sekani, Inc.


Copyright Clearing Process

Prior to airing any of our acquired films, we will either make a determination that the films are in the "public domain" or we will obtain licenses on films that are copyrighted or otherwise owned by others. Our method of research to determine ownership interest, if any, involves our making a comparison of titles of acquired films and footage with those listed with the United States Copyright Office. According to the United States Copyright Office, the phrase "public domain" refers to works that belong to the public, and are free for anyone to use without permission and without paying royalties. Works can be in the public domain for a variety of reasons, such as: (i) term of copyright protection has expired; (ii) the work was "non-registered"; (iii) the work was not eligible for copyright protection in the first place; or (iv) the copyright owner has given the copyright in the work to the public.

In investigating the copyright status of films first published (or aired) prior to January 1, 1978, which accounts for the vast majority of our holdings, we followed the research method recommended by the United States Copyright Office by first identifying whether or not the work had a "notice of copyright" on file. Titles of films from after 1978 were checked in the year they were aired, as well as in a current database to determine whether initial registrations or renewals have taken place, which was also a method recommended by the Copyright Office. As a general rule, copyright protection is lost if the notice was omitted from the first authorized published edition of a work. All titles in the Cavalcade library have been cleared with the U.S. Library of Congress by a copyright search firm. It was determined that all but four titles were "non-registered" and therefore, in our opinion, in the public domain. Those titles for which registrations were determined were removed from the list, and will be either removed prior to distribution or airing from the Cavalcade library, or license agreements will be sought from the owners. This research was conducted by the Law Firm of Andrea Cataneo Ltd.

Our nostalgic sports channel will be marketed through a variety of selling and advertising methods, primarily by companies that are in the business of combining packages of channels for cable and home-dish owners and subscribers. These companies are often called "packagers" or "aggregators" and they generally offer a variety of program packages designed for a potential subscriber's viewing preferences. The Company has signed a letter of intent and is finalizing an agreement with OlympuSat, an independent supplier of digital entertainment content. OlympuSat is a division of Ocean Communications, Inc., a clearinghouse for cable networks to obtain distribution on cable systems throughout the United States.


We have not yet generated any revenue, and do not expect to generate revenue until our second year of operation, or before the fourth quarter of 2001. Our expectation is based on the abilities of our consultants, Messrs. Bubeck and O'Donnell, to effectively market Cavalcade to program packagers.


The Market

Television Sports

It is Managements' opinion that the market for television sports is growing. Management has observed an increase in sports channel subscriptions over the past decade, as well as an increase in the number of sports programming channels. Statistical information to support this view is available from the Cabletelevision Advertising Bureau or "CAB" (See Cabletelevision Advertising Bureau, CAB's 2001 Cable TV Facts, (2001).


Digital Cable TV Market

The term "Digital Cable TV" refers to cable television transmitted through digital cable set-boxes which, through a digitally compressed signal, provides viewer access to up to 500 channels; significantly more channels than the 75 to 80 available through analogue boxes. The number of digital cable set-boxes is projected to grow rapidly during the next several years to meet the increase in demand for more channels. A comprehensive study was conducted by Tech Trends, Inc., which concluded, among other things, that digital cable set-top boxes will be deployed by the leading cable operators at an increase of up to 600% See Digital Cable Set-Top Boxes: North American Developments in 2000-2001.

The Satellite Home Dish Market


Additionally, we believe that existing home dish owners represent potential prospects for our services. Multichannel News reported, in its July 7, 2000 issue, that in the United States alone, the number of home dishes has increased from 3.5 million in 1993 to more than 15 million currently. That article also noted that of the 15 million dishes, the vast majority, estimated at about 14 million, are direct broadcast satellite ("DBS") dishes. DBS describes a satellite service with frequency allocation and wide spacing between satellites that generally permits higher powered transmissions than their satellite services and allows for reception with a small, 18-24 inch satellite dish). DBS usage is projected to reach over 20 million by the year 2002 at a rate of over 15% per year. The DBS subscriber base has grown significantly since 1998, according to numerous sources, including a recent cover story in USA Today (see article by David Lieberman, DirectTV Stays Step Ahead of Cable, USA Today, August 14, 2000, Section B, page 1.)

The three satellite leaders in the DBS industry, DirectTV, PrimeStar and Echostar, have been enjoying rapid and steady growth over the past four years. EchoStar Communications Corp.'s Dish Network signed its four millionth customer in early April of 2000, and it continues to sign approximately 100,000 new subscribers each month. DirectTV claims on its website that it has more than 9,000,000 subscribers.

It is our opinion that growth of the home dish market has lead to a proportional increase in the need for programming. Those in the business of selling home dishes have steadily been adding programming choices and new channels to their repertoires for their expanding customer bases, and the search for new content is continuous. Since the relatively recent advent of the more affordable 18" dish nd the accompanying programming packages, sales of satellite dishes have increased dramatically. Based on the rising subscription levels of sports-only channels, we believe that significant portions of home dish purchasers have made their purchase expressly for watching sports.

Background of Broadcast Satellites:  DBS and TVRO

         DBS

DBS is broadcast by medium and high-powered satellites operating in the microwave KU band. These high-powered, high frequency satellites make it possible for the signals to be picked up on a small dish of 18 inches. Digital compression makes it possible to have many channels on a single satellite. Among the current DBS systems that are operating in the U.S. are DSS, DISH Network, and PrimeStar. The DSS and DISH Network systems both have 18 inch satellite dishes. PrimeStar has a 3-foot satellite dish. One of the big advantages of DBS systems is that the small dish does not have to move.

         TVRO

The first satellite television systems for the consumer were TVRO (Television Receive Only) satellite systems. TVROs (sometimes referred to as Big Dish TV, Full view, C Band Satellite TV, and BUD) began sprouting up all over the U.S. in the late 1970s and early 1980s, and are characterized by big dishes that are usually 6-12 feet across. TVRO systems receive television signals from C-Band satellites. A C-Band satellite has 24 channels (transponders) on each satellite. There are over 20 C-Band satellites that may be received in the continental United States. A TVRO satellite system must have a movable dish in order to access the signals from so many satellites. Even though most news and advertising involves the small dish DBS systems, TVRO is still in use. The biggest variety of programming in satellite television is available through TVRO. Cable TV programming is available to the TVRO owner, along with programming that is usually not available to cable TV subscribers.

Competition

We believe that there are two major areas of competition for our business. They are:

     (i)  cable sports networks, both national and regional; and

     (ii) satellite packages that rely on sports to sell hardware.

The cable sports networks fall into two distinct categories:

          o Those that are available on basic cable service, such as ESPN, ESPN2 and TURNER, and;

          o Those which are premium channels, such as MSG, SPORTSCHANNEL, PRIME NETWORK. Basic service is free, and viewers pay for premium services. Satellite service presents a third area of direct competition.

         Basic Service

The basic service networks carry mostly sports events of the major league variety, and also have commentators, or "talking heads" providing sports, news and interview programs. There is virtually no historic or nostalgic element to this type of programming. The thrust of this programming lies in current events. These basic services are advertiser-supported, which means that the only revenues generated by basic service networks are derived from advertising fees.

         Premium Service

The premium channels rely on exclusive programming of major league home teams in their immediate marketing areas. Fans of other teams and other sports are not considered in the programming formats of these premium channels. As with basic service, there is no nostalgic element to this programming. These services rely on viewer subscriptions, coming directly from the consumer.

         Satellite Service

Companies that offer satellite dish program/viewing packages are concerned initially with software sales. Providers of this service tend to be more willing to give away hardware to sell the software, with the rationale that the hardware is a one-time sale, but the software (i.e., programming) can be sold again and again. With satellite service, there are ongoing "use" revenues, and in addition, consumers may continually purchase new programming, thereby increasing revenues to satellite service providers.

The success of this approach is well documented. The growth of the satellite dish business and the attendant growth of the dish programming business have been steady and rapid. The sales of 18" home dishes have grown from an insignificant number to well over 15 million to date, and growing at a rate of 15% per year.


Scheduled Programming

Our 24 hour per day, seven day per week programming schedule will include a 12-hour broadcast of predefined sports programming offered twice daily via cable networks and satellite transmission.

The programs will be categorized into short form and long form programs. The short form will consist of half-hour and one-hour programs, stripped (without commercial interruptions) on a five-day per week basis. These programs generally consist of previously televised programs or events from the 1950's, 1960's and early 1970's, shown exactly as they were seen on the air during their original runs. The long form programs will consist of complete games of the featured sport of the evening. Basketball and football (both college and professional) baseball and hockey, will be broadcast as complete and unedited shows, exactly as they were played at the time.

Scheduling will be similar to the broadcast and cable networks presently on the air, in that subscribers will be able to find his or her favorite program at the same time of day and day of the week.

Pricing Structure

For our distribution based model, we will charge a per viewer amount based upon the total number of viewers.

Our sports channel will also be offered to subscribers for between three dollars and four dollars per month for cable viewers and TVRO (C-Band) renters or owners, and thirty to forty cents per month to existing DBS renters or owners. Our service will be considered an add-on to existing cable and satellite program packages. Additionally, we will offer specials on a pay-per view basis.

Advertising and Promotion

As part of their consulting services, Messrs. Bubeck and O'Donnell will identify an advertising and sales organization for us and assist us in negotiating and contracting with the selected entity on a revenue sharing basis. Additionally, we will approach entities, such as packagers and aggregators, that are in the business of offering blocks of channels, sometimes called "suites" to cable companies and providers for direct sales to consumers. A suite of channels can be presented to cable companies as a group through a digitally compressed signal.

We will promote Cavalcade of Sports Media, Inc. as a high quality, low cost compliment to programming already in the marketplace. Our content and format are geared to sports fans young and old, and we will use a combination of advertising and marketing media to reach our target market.

One source for new subscribers will be existing DBS owners. Presently, we are in negotiation with several satellite companies, looking toward establishing a cross-promotional arrangement. Additionally, we are pursuing business alliances with programming packagers that already deal with a strong viewing customer base. Programming packagers consistently offer enhancements or add-ons to their existing cable-users or satellite owners or renters, and many such companies even provide hardware and software packages.

Our programming schedule for our subscribers will be planned up to three months in advance, and will be mailed out to our subscribers as part of their monthly dish or cable guide. Additionally, local newspaper advertising in major markets, radio and television coverage and talk show coverage is planned.

Our objective is to use advertising to generate direct sales, and to actively and aggressively pursue programming packagers. Additionally, as our business develops, we will hire a customer service staff that will also function as an outbound telemarketing department. Calls will be made to dish owners and cable subscribers to offer free weekend promotions to prospective subscribers. Television Production Studio

We have recently come to an informal agreement with Steel Productions, Inc., a television production and post production recording facility located in Manhattan. We will use the studio facilities to record and produce banners, introductions, station identification promotions, etc.
Future Developments

With the development and proliferation of high-speed computer down loaders, we plan to offer our programming services via webcast; essentially providing our entire programming network on the Internet. This service will be offered on a pay-per-view basis. We believe this medium will be readily accepted in the marketplace as a real- time delivery version of our programming services.

Revenue Generation

Generation of revenue will come primarily from advertising, distribution and direct subscriptions sales. Our advertising revenues will come from advertisements (commercials), Direct Response (short advertisements which provide an opportunity for a phone-in or mail in purchase) and Infomercials that will run from 3:00 a.m. to 6:00 a.m., and from 6:00 a.m. through 9: a.m. The size of our subscriber base will determine the rate at which we can charge for advertising.

We plan to sell subscriptions into three definitive markets: (i) to new or existing DBS owners; (ii) to new or existing TVRO (C- Band) transmission via satellite; (iii) to new or existing cable subscribers. Additionally we will generate revenue through sponsors and advertising on cable networks.

Organization and Historical Background

During the period from March of 1998 through March 1999, the Company sought to develop a shoe manufacturing, sales and distribution business. Although the Company had License Agreements to manufacture and market women's shoes, the Company was unable to secure the financing necessary to initiate operations. In March 1999, the Company's management determined that the Company did not have the financial resources to develop the planned shoe business. The Company began to seek additional and/or alternative businesses for the Company. Discussions with various potential investor groups and acquisition candidates commenced, although nothing specifically materialized. During March, 1999, the Company, Then still named Gemma Global, Inc., determined that it would change its business plan and restructure itself as a holding company, to acquire various businesses and entities, without limitation as to business purpose or scope, and to finance, manage and grow such acquisitions with the intent to distribute such businesses, in whole or in part, upon their reaching of maturity. The Company entered into negotiations with a potential investor group which included the restructuring of the Company and the abandonment of the shoe apparel business . Certain members of the Company's management and consultants who had sought to develop the shoe business wished to continue its development, although in March, 999, the shoe business had no operations or material assets and was in default under the terms of License Agreements. To accomplish such restructuring and to allow those members of management and the outside consultants who wished to continue developing the shoe apparel business, the Company (a) authorized the organization of a subsidiary named Global Group International, Inc. which was formed in Nevada on March 23, 1999 to receive the Company's inactive shoe apparel business segment and (b) changed its own name to Pioneer2000, Inc., a name selected by the potential investor group. The Company designated a series of preferred stock for the newly formed Global International, Inc. called the 1999- Global Group Series in preparation for a distribution of the shoe apparel business segment to the holders of the preferred stock. The designation provided that the preferred shares were convertible into 855,000 shares of Common Stock of Global Group International, Inc. The shares of the preferred stock were distributed to designated members of the Company's management and consultants. At the time of the distribution of the preferred stock, the shoe business's liabilities exceeded its assets, had no operations and was in default under terms of the License Agreements for non-payment of the minimum annual royalties. The Company's Board of Directors valued the preferred shares at $.001 per share (subsequently, as of December 31, 2000 the licenses were cancelled for non-payment of the royalties). The potential investor group did not pursue its investment in the Company and the Company ceased operations until September 1999, at which point Cavalcade of Sports Network, Inc., a company formed under the laws of the state of New York presented the Company with an opportunity to redirect its efforts. At a Company Directors meeting in September of 1999 our Board resolved that it was in our best interest, and in the best interest of our shareholders, to enter the nostalgic sports entertainment business. On December 17, 1999, we amended our Articles of Incorporation to change our name to Cavalcade of Sports Media, Inc., and on December 22, 1999, Cavalcade of Sports Network, Inc., a New York corporation, was merged with and into the Company, leaving Cavalcade of Sports Media, Inc., the Nevada corporation, as the survivor. A mirror Certificate of Merger was filed in New York on December 30, 1999. Subsequent to the Company's decision to enter its current business, the holders of 1999-Global Group Series of Preferred Stock elected to convert their 855,000 shares to Common Stock, valued at $855, of Global International, Inc. in September 2000. At the time of the conversion and disposal of the shoe business segment, the segment had liabilities in excess off its assets and had no operations and continued to be in default under the terms of the License Agreements. As a result of the conversion, the Company's interest in Global Group International, Inc. was reduced from 100% to zero.


ITEM 2.  PLAN OF OPERATION

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties about us, our current and planned products, our current and proposed marketing and sales, and our projected results of operations. There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. The Company has sought to identify the most significant risks to its business, but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that the Company has identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to the Company's stock. In particular, investors should refer to the section entitled, "Risk Factors that May Affect Future Results and Market Price of Stock".

The following discussion and analysis should be read in conjunction with our financial statements and summary of selected financial data for Cavalcade of Sports Media, Inc. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment from our Management.

Overview

Results of Operations

The Company is in the e development stage and is seeking to acquire and market retired sporting footage and events, which have been transferred to digital or Beta- SP format, for delivery to consumers and businesses via satellite and cable transmission. The risks specifically discussed are not the only factors that could affect future performance and results. In addition the discussion in this registration statement concerning us, our business and our operations contain forward-looking statements. Such forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward- looking statements. We do not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by our Management over time means that actual events or results are occurring as estimated in the forward-looking statements herein.

As a development stage company, we have yet to earn revenues from operations. We may experience fluctuations in operating results in future periods due to a variety of factors including, but not limited to, market acceptance of our sports channel and nostalgic content, our ability to acquire and deliver high quality products at a price lower than currently available to consumers, our ability to obtain additional financing in a timely manner and on terms favorable to us, our ability to successfully attract customers at a steady rate and maintain customer satisfaction, our promotions, branding and sales programs, the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure and the implementation of marketing programs, key agreements, and strategic alliances, the number of products offered by us, the number of cancellations we experience, and general economic conditions specific to the transferring of previously televised material onto Beta- SP, the broadcasting of nostalgic content, and the entertainment industry.

As a result of limited capital resources and no revenues from operations from its inception, the Company has relied on the issuance of equity securities to non-employees in exchange for services. The Company's management enters into equity compensation agreements with non-employees if it is in the best interest of the Company under terms and conditions consistent with the requirements of In accordance with statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." In order conserve its limited operating capital resources, the Company anticipates continuing to compensate non-employees for services during the next twelve months. This policy may have a material effect on the Company's results of operations during the next twelve months.

Revenues

We have generated no operating revenues from operations from our inception. We believe we will begin earning revenues from operations in our second year of operation as the Company transitions from a development stage company to that of an active growth and acquisition stage company.


Costs and Expenses

From our inception through March 31, 2001, we have not generated any revenues. We have incurred losses of $ 1,877,462 during this period. These expenses were associated principally with equity-based compensation to employees and consultants, product development costs and professional services.

Liquidity and Capital Resources

As of March 31, 2001, we had a working capital deficit of $ 1,599,092 As a result of our operating losses from our inception through March 31, 2001, we generated a cash flow deficit of $ 966,425 from operating activities. Cash flows used in investing activities was $ 122,063 during the period July 29, 1997 through March 31, 2001. We met our cash requirements during this period through the private placement of $ 79,000 of common stock, $ 706,950 from the issuance of capital and other notes (net of repayments), and $ 317,453 from advances from the Company's President.

While we have raised capital to meet our working capital and financing needs in the past, additional financing is required in order to meet our current and projected cash flow deficits from operations and development. We are seeking financing in the form of equity in order to provide the necessary working capital. We currently have no commitments for financing. There is no guarantee that we will be successful in raising the funds required.

We believe that our existing capital resources will be sufficient to fund our current level of operating activities, capital expenditures and other obligations through the next 12 months. However, if during that period or thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations liquidity and financial condition.

The independent auditors report on the Company's December 31, 2000 financial statements included in this Registration Statement states that the Company's recurring losses and default under its debt obligations raise substantial doubts about the Company's ability to continue as a going concern.



Product Research and Development

We do not anticipate performing research and development for any products during the next twelve months.

Acquisition or Disposition of Plant and Equipment

We do not anticipate the sale of any significant property, plant or equipment during the next twelve months. We do not anticipate the acquisition of any significant property, plant of equipment during the next 12 months, other than computer equipment and peripherals used in our day-to-day operations. We believe we have sufficient resources available to meet these acquisition needs.


Number of Employees

From our inception through the period ended March 31, 2001, we have relied on the services of outside consultants for services and had no employees. In order for us to attract and retain quality personnel, we anticipate we will have to offer competitive salaries to future employees. We anticipate an employment base of two (2) full and part time employees during the next 12 months. These employees will be Ed Litwak, our President and Director and an Administrative Assistant. The Company has entered into an informal employment agreement with Mr. Litwak, and is expected to formalize the agreement within the next 90 days. The Company also plans to use the advise of its Advisory Board on an as needed basis. As we continue to expand, we will incur additional cost for personnel. This projected increase in personnel is dependent upon our generating revenues and obtaining sources of financing. There is no guarantee that we will be successful in raising the funds required or generating revenues sufficient to fund the projected increase in the number of employees.


Trends, Risks and Uncertainties

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether or to what extent any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our Common stock.

Cautionary Factors that may Affect Future Results

We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.

Limited Operating History Anticipated Losses; Uncertainty of Future Results -

Although we were incorporated in July 1997, we have recently changed our business plan from that of a shoe manufacturer and distributor to that of a nostalgic sports channel. Therefore, we have a limited operating history upon which an evaluation of our Company and our prospects can be based. We feel that our decision to change direction was in the best interest of our present and future shareholders, however, we are in a position of a company with very limited operating history.

Our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving distribution methods with which we intend to operate and the acceptance of our business model. We will be incurring costs to: (i) acquire and market our programming; (ii) to establish marketing relationships; (iii) to acquire more nostalgic sports content; and
(iv) to build an organization. To the extent that such expenses are not subsequently followed by commensurate revenues, our business, results of operations and financial condition will be materially adversely affected. We, therefore, cannot insure that we will be able to immediately generate sufficient revenues. We expect negative cash flow from operations to continue for the next 12 months as we continue to develop and market our business. If cash generated by operations is insufficient to satisfy our liquidity, we may be required to sell additional equity or debt securities. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. Our initial operations may not be profitable, since time will be required to build our business to the point that our revenues will be sufficient to cover our total operating costs and expenses. Our reaching a sufficient level of sales revenues will depend upon a large number of factors, including availability of sufficient working capital, the number of paid subscriptions we receive, our ability to deliver content, customer acceptance of our nostalgic concept, customer perception of value (as compared with premium or other satellite packages), and our sales receivables. (See "Description of Business")

Liquidity and Working Capital Risks; Need for Additional Capital to Finance Growth and Capital Requirements -

We have had limited working capital and we are relying upon capital notes (borrowed funds) to operate. We may seek to raise capital from public or private equity or debt sources to: (i) provide working capital to meet our general and administrative costs until net revenues make the business self-sustaining; (ii) make acquisitions of additional film and film libraries; and (iii) exploit and expand such acquisitions. We cannot guarantee that we will be able to raise any such capital on terms acceptable to us or at all. Such financing may be upon terms that are dilutive or potentially dilutive to our stockholders. If alternative sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding.


New Business -

We are a new business and you should consider factors which could adversely affect our ability to generate revenues, which include, but are not limited to, maintenance of positive cash flow, which depends on our ability both to raise capital and to obtain additional financing as required, as well as the level of competition.

Potential fluctuations in quarterly operating results -

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside our control, including: the level of use of reproduced films, the demand for digital or Beta-SP format sporting event films; seasonal trends in both film viewing, the amount and timing of capital expenditures and other costs relating to the expansion of our film processing operations; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions, and economic conditions specific to the Film Industry. Our quarterly results may also be significantly impacted by the impact of the accounting treatment of acquisitions, financing transactions or other matters. Particularly at our early stage of development, such accounting treatment can have a material impact on the results for any quarter. Due to the foregoing factors, among others, it is likely that our operating results will fall below our expectations or those of investors in some future quarter.

Achieving Market Acceptance -

The broadcasting business is highly competitive. We have selected a particular market niche for broadcast content (vintage or nostalgic sports programming), based upon available recorded materials in the public domain, the size of the viewing market for nostalgic sports programming, and the growing satellite dish market. Achieving market acceptance for our programming will require substantial marketing efforts and expenditure of significant funds to create awareness and demand by potential customers. There is no guarantee that we will have available funds or other resources necessary to achieve such acceptance.

Competition -

The business of selling televised programming is extremely competitive. Our Company must, in general, compete with many networks and companies offering many programming events and packages, using various advertising methods, such as television and radio, with the programming offerings running a very wide range of prices. Consumers may choose from many premium packages depending on their local cable provider, and may select from any number of satellite companies. We are seeking to establish a specific niche within that large spectrum. Our programming is targeted to the sports fan that is willing to spend a little more money on a monthly basis in order to receive a greater quantity and quality of sports viewing content. As a new company, we will face competition from those longer established and better financed businesses with their established customer bases and their name recognition and their credibility. We can provide no guarantee that we can successfully compete against such competition. Our competition includes companies that offer video, audio, data, programming and other entertainment services, including cable television, wireless cable, direct-to-home satellite, DBS companies and companies that are developing new technologies. Many of our competitors have access to substantially greater financial and marketing resources than we have. We believe that quality and variety of programming, quality of picture and service, and cost are the key bases of competition.

Government Regulation -

Our business is subject to federal regulation under the Federal Communications Commission. Additionally, our business operations will be subject to all government regulations normally incident to conducting any business (e.g., occupational safety nd health acts, workmen's compensation statutes, unemployment insurance legislation, income tax and social security laws and regulations, environmental laws and regulations, consumer safety laws and regulations, etc.) as well as to governmental laws and regulations applicable to small public companies and their capital formation efforts. Although we will make every effort to comply with applicable laws and regulations, there is no guarantee of our success in these efforts, and we cannot predict the affect of those regulations on our proposed business activities.

FEDERAL REGULATION

The primary federal statute dealing with the regulation of the cable television industry is the Communications Act. The three principal amendments to the Communications Act that shaped the existing regulatory framework for the cable television industry were the 1984 Cable Act, the 1992 Cable Act and the 1996 Telecom Act. The 1996 Telecom Act, which became effective in February 1996, was the most comprehensive reform of the nation's telecommunications laws since the Communications Act. Although the long term goal of the 1996 Telecom Act is to promote competition and decrease regulation of various communications industries, in the short term, the law delegates to the FCC, and in some cases to the states, broad new rule making authority. The FCC and state regulatory agencies have been required to conduct numerous rule making and regulatory proceedings to implement the 1996 Telecom Act and such proceedings may materially affect the cable television industry. Such rule making can limit or the way Cavalcade broadcasts its sports programming, which can impair the Company's ability to meet its business objectives.

The FCC, the principal federal regulatory agency with jurisdiction over cable television, has promulgated regulations to implement the provisions contained in the Communications Act. The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations. Below, you will find a brief summary of certain of these federal regulations as adopted to date.

CABLE RATE REGULATION

The 1992 Cable Act imposed an extensive rate regulation regime on the cable television industry. Under that regime, local franchise authorities had primary responsibility for administering the basic service tier. The FCC directly administered rate regulation of cable programming service tiers, which included all video programming distributed over a system that is not part of the basic service tier. Although the 1996 Telecom Act preserves local franchise authority to regulate the basic service tier, it eliminated FCC authority to regulate cable programming service tier rates as of March 31, 1999. Accordingly, the FCC is no longer able to act on cable programming service tier rate increases that occur after that date. The Cavalcade "channel" will most likely be included in a specialty package, falling outside the basic service tier. This would make the Company subject to local franchise increases. Any arbitrary increase in rates could detrimentally affect the way consumers make purchasing decisions, e.g. deciding to subscribe to one package over another, which could have negative impact on the revenues generated by Cavalcade.

Federal law nonetheless continues to govern certain aspects of local rate regulation. For example, federal law requires that the basic service tier be offered to all cable subscribers. Recent FCC regulations adopted pursuant to the 1996 Telecom Act define "effective competition" and "small cable operator" for purposes of exempting certain cable systems' basic tier from rate regulation. Additional federal regulations require cable systems to permit customers to purchase video programming on a per channel or per program basis without subscribing to any tier of service, other than the basic service tier, unless the cable system is technically incapable of doing so. Generally this exemption is available until a cable system obtains the technical capability, but not later than December 2002.

Although the 1996 Telecom Act eliminated FCC rate regulation of the higher tiers, local franchising authorities, known in the industry as LFAs, continue to have authority over the regulation of the lowest level of cable; the basic service tier, commonly known as BST. For regulatory purposes, the BST contains local broadcast stations and public, educational, and government, or PEG, access channels and other services the system operator chooses to include in the same package with these channels. Before an LFAS begins BST rate regulation, it must certify to the FCC that it will follow applicable federal rules, and many LFAs have voluntarily declined to exercise this authority. LFAs also have primary responsibility for regulating cable equipment rates. Under federal law, charges for various types of cable equipment must be unbundled from each other and from monthly charges for programming services. The 1996 Telecom Act allows operators to aggregate costs for broad categories of equipment across geographic and functional lines. This change should facilitate the introduction of new technology. Few of the LFAs in the communities in which we will likely operate have elected to certify to regulate rates. However there is no certainty that our revenues and results of operations will not be adversely affected in the future by regulation of cable system rates.

Dependence Upon Management -

Our future performance and success are dependant upon the efforts and abilities of our Management. To a very significant degree, we are dependent upon the continued services of Mr. Edward Litwak, our founder and formerly our consultant, and now our President and Chairman of our Board of Directors. We will replace our consulting agreement with Mr. Litwak, which ends on December 31, 2003, with a five-year employment agreement which will end December 31, 2005, but which is subject to a five-year extension at our option. As of the date of this amendment, February 7, 2001, we have not yet finalized our employment agreement with Mr. Litwak. If we lost the services of Mr. Litwak or other key employees before we could get a qualified replacement, that loss could materially adversely affect our business. At present, we do not have employment contracts with any other of our officers or members of Management. We do not maintain key man life insurance on any of our Management.

Informal Contract with Sole Television Production Provider -

We are presently only using one television production house to record banners and introductions for our programming and to broadcast our "channel", and that is Steel Productions, Inc. We do not have any formal or written agreement with Steel Productions. If we encounter problems with Steel Productions that cause us to seek alternative production facilities, there is a substantial risk that our subscribers will have an interruption in service, or will suffer some technical difficulties in receiving our channel in the interim period. Additionally, the Registrant may suffer material loss during any interim period, and be forced to negotiate a less favorable agreement with another company


Lack of Independent Directors -

We cannot guarantee that our Board of Directors will have a majority of independent directors in the future. In the absence of a majority of independent directors, our executive officers, who are also principal stockholders and directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between the Company and its stockholders generally and the controlling officers, stockholders or directors.

Limitation of Liability and Indemnification of Officers and Directors -

Our officers and directors are required to exercise good faith and high integrity in our Management affairs. Our Articles of Incorporation provide, however, that our officers and directors shall have no liability to our shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. Our Articles and By-Laws also provide for the indemnification by us of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate our business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner that they reasonably believe to be in, or not opposed to, the best interests of the Company, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. To further implement the permitted indemnification, we have entered into Indemnity Agreements with our officers and directors. (See "Indemnification of Directors and Officers")


Continued Control by Current Officers and Directors -

The present officers and directors own 61.24% of the outstanding shares of Common Stock, and therefore are in a position to elect all of our Directors and otherwise control the Company, including, without limitation, authorizing the sale of equity or debt securities of the Company, the appointment of officers, and the determination of officers' salaries. Shareholders have no cumulative voting rights. (See "Security Ownership of Certain Beneficial Owners and Management")

Management of Potential Growth -

We anticipate rapid growth, which will place a significant strain on our managerial, operational, and financial systems resources. To accommodate our current size and manage growth, we must continue to implement and improve our financial strength and our operational systems, and expand, train and manage our sales and distribution base. There is no guarantee that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or controls will be adequate to support our expanded operations. Our inability to effectively manage our future growth would have a material adverse effect on us.


Our Ownership Rights to Films and Footage We Acquire -

Prior to each film acquisition, we conduct a copyright search to determine the film's availability for broadcast without a license. Where property rights do exist, we have, and will continue to pursue and obtain license agreements. In our research efforts, we may choose not to use films or footage that would require us to obtain costly licenses, however, and each situation will be decided on a case by case basis.

Many clips, old films, previously viewed and taped or filmed television productions are not owned by anyone and are considered "in the public domain." It is, however, possible that existing intellectual property rights in certain films or footage clips are not discovered by our research efforts, and in such cases, we may be forced to later pay license fees and penalties that we initially did not anticipate. Although we will make best efforts to do our thorough due diligence prior to making a purchase, any such oversight on our part could potentially affect the quantity and quality of our film library, and could be costly to the Company. To mitigate costs associated with mistakes made in clearing intellectual property rights of films or footage, the Company plans to obtain errors and omissions insurance for our Officers and Directors.

Copyright Searches Not Always Conclusive -

Searches of the Copyright Office catalogs and records are useful in helping to determine the copyright status of a work, but they cannot be regarded as conclusive in all cases. The complete absence of any information about a work in the Office records does not mean that the work is unprotected. The following are examples of cases in which information about a particular work may be incomplete or lacking entirely in the Copyright Office:

          o Before 1978, unpublished works were entitled to protection under common law without the need of registration;

          o Works published with notice prior to 1978 may be registered at any time within the first 28-year term; o Works copyrighted between January 1, 1964, and December 31, 1977, are affected by the Copyright Renewal Act of 1992, which automatically extends the copyright term and makes renewal registrations optional.

          o For works under copyright protection on or after January 1, 1978, registration may be made at any time during the term of protection.

          o    Although registration is not required as a condition of copyright
               protection,    there   are   certain   definite   advantages   to
               registration.

          o Since searches are ordinarily limited to registrations that have already been cataloged, a search report may not cover recent registrations for which catalog records are not yet available.

          o The information in the search request may not have been complete or specific enough to identify the work. o The work may have been registered under a different title or as part of a larger work.


Technology used in our businesses could become obsolete -

The satellite television, cable and terrestrial broadcast industries are in a rapid and continuing state of change as new technologies develop. Similarly, the markets for conditional access systems, broadcast control software and interactive television applications are characterized by rapid technological change, evolving industry standards and frequent product enhancements. Many digital broadcasters are seeking more sophisticated software that will afford them greater flexibility in delivering content such as films, sports events, Internet Web pages and other information to viewers, and will enable them to offer interactive services, video- on-demand and pay-per-view events to their subscribers. Our continued success will depend, in part, upon our ability to acquire more content, and to market our content in new technological environments in a timely and cost-effective manner. We can make no promise that we will be able to keep pace with competing technological developments.

Competition could reduce the market share of our businesses and harm our financial performance -

Competitors to satellite and other pay-TV businesses comprise a broad range of companies engaged in communications, entertainment and services, including satellite, cable and digital terrestrial television distributors, television networks, telecommunications providers and home video products companies, as well as companies developing new technologies and other suppliers of news, information and entertainment. Competition from these companies has increased over the past several years and we expect the industry to undergo significant changes, including continued consolidation in the cable and broadband markets, the growth of digital cable systems and the expansion of digital broadcasting. In addition, the expansion of our platforms to include interactive applications will bring them into competition with new providers. Other providers may deliver competing interactive services to televisions, personal computers or wireless devices. We cannot assure you that our businesses will be able to compete successfully against current and prospective providers of competing services.

Acquisition of Footage -

We are not certain that we will be able to acquire enough hours of footage. In order to operate our nostalgic sports channel on a 24 hour per day, 7 day per week basis, we will need approximately 4,300 hours of content for the first two years. Although we believe that we will have at least 4,500 hours by the end of 2001, there is no guarantee that we will achieve this, and if we are not successful in achieving this level of acquisition, we may be forced to repeat programs more often, which could lead to a drop off in the rate of subscriptions to our channel, or cancellation of existing subscriptions.


ITEM 3.  DESCRIPTION OF PROPERTY

Offices

Presently, we maintain our principal office at 12868 Via Latina, Del Mar, CA 92014, which is the home of our President. Our telephone number at that office is (858) 481-2207 and our facsimile number is also (858) 481-2207. The office space, which is provided to us for $500 per month, has approximately 2,200 square feet, consisting of two separate offices, a conference room, a small kitchen and a bathroom. We expect to continue this arrangement for the short term until we have sufficient working capital. We consider the loaned premises adequate for our purposes for the immediate future. Within the next 18 months, we plan to move the office into a larger space.

Film Library


Our film library consists of approximately several hundred tapes, many of which have been transferred to Beta SP format and some of which are in the process of being transfered. As of the date of this filing, we own approximately 480 hours of previously televised sports material, including a wide range of sports, and we hold licenses to an additional 700 hours as of March 31, 2001. By year end 2001, we project that our library holdings will exceed 4500 hours. Our objective is to build this library to 10,000 hours of content by 2003. Mr. Litwak is presently in negotiation with several individuals and entities for the purchase of approximately 1,200 additional hours of nostalgic content.


License Agreements

On or about December 21, 2000, we signed a license agreement with SOCCER CAMPS OF AMERICA INC. which agreement granted the Company a license to use on Satellite Broadcast & Cable, for a term of three years, 200 hours of New York Cosmos games from 1976-1980. The license fee is $200,000 plus $50,000 in stock options which will be governed by a mutually acceptable stock option agreement. The licensed territory is the United States of America

On June 16, 2001, we signed a license agreement with Sekani, Inc. which agreement granted the Company a license to use on Telstar 7 C-Band and Direct TV, for a term of two years, 500 episodes of Telesports Digest Programs; each episode consisting of approximately 1 hour of programming. The license fee is $500 per episode, and $45,000 for costs of tape and dubbing to Digi-Beta with shipping costs.

The following list of programs, which is current as of March 31, 2001, consists of sports programs from multiple sources. The programs on this last have been digitally re mastered or dubbed to Beta SP for broadcasting, unless specified as NYT (not yet transferred). Approximate times are provided for each program in minutes, unless otherwise indicated. This list does not include the 700 hours of licensed films defined above.

Procedure for Determining Intellectual Property Rights, If Any

With the exception of specific license agreements that grant us license rights to certain films, we consider our film holdings to be in the public domain. The process that we employed for the films that were included in the first nine contracts that we signed entailed a physical examination of film titles by a researcher at the United States Copyright Office in Washington D.C. Those acquisitions were made by our then Vice President of Acquisitions, Steven Bass. For acquisitions made subsequent to those nine initial contracts, and on a going forward basis, we are employing a similar screening system whereby we run our titles against titles filed with the United States Copyright Office. Additionally, we will and have acquired licenses, as necessary, for any footage and content are protected by copyrights.

Auto Racing
Indy car Racing
(CL 4/61) 1954 The Xerox Special (b/w) :28:07
(C 3/56) 1956 Take it from a Champion (b/w) :27:14
(CL 4/61) 1961 Champion at the Wheel (b/w) :27:02
(CL 6/40) 1961 Indy 500 Champion at the Wheel (:25:54)
(CL 4/70) 1963 Indy 500 (28:40)
(CL 3/53) 1966 Indy 500 (:28:01)
  1968 Indy 500 (:25:29)
(CL 3/52) 1970 Indy 500 (:22:18)
  1971 Indy 500 (:25:31)
Stockcar Racing
(CL 3/57) 1963 Victory Circles (:26:40)
(CL 4/62)  1966 Southern 500 (:23:48)
   Madison Square Garden (b/w) 1955 (60)
(CL 3/57)   1967 Southern 500 / Richard Petty (:27:07)
(CL 1/17) Southern 500 (1971) (60)
(CL 3/57)   King Richard the Racer (1974) (:24:00)
(CL 9/102) Rebel 400 Auto Racing (WWOS pt.1) * Billiards (60)
(CL 9/101) Rebel 400 Auto Racing (WWOS pt.2) * Billiards (60)
Miscellaneous Auto
(CL 9/104) Tour. Of Thrills / Auto Crashes (WWOS pt.1) * Track & Field (30) (CL 9/103) Tour. Of Thrills / Auto Crashes (WWOS pt.2) * Track & Field (30) (CL 3/56) 1954 Jalopy Races from Hollywood (b/w) :25:30

Baseball
Major League Baseball (Highlights / World Series / All-Star Games) (CL 5/15) 1947 World Series (Minn. Twins/Pride of the Midwest) :34:00 (CL 6/22) Sports Beams: Yanks vs. Dodgers (1947 WS) (90)
(CL 9/105) 1948 World Series (Braves v. Indians) :38:55
(CL 3/42) 1951 Yankees (120)
(CL 6/22) 1952 World Series Dodgers v. Yankees (90)
(CL 6/22) 1956 World Series Dodgers v. Yankees (110)
(CL 6/21) 1956 World Series (Yankees v. Dodgers) (b/w) :40:27
(CL 3/42) 1957 All Star Game (120)
(CL 3/42) 1957 World Series (110)
(CL 6/22) Baseball Biggest Little Man: Elroy Face (:38:09)
(CL 1/16) Baseball Highlights of the 1960's (B/W) :48:35
(CL 9/92) 1962 World Series (Yankees v. Giants) Color (:38:40)
(CL 3/55) 1964 World Series (Cardinals v. Yankees) :39:35
(CL 4/71) 1964 World Series (Cardinals v. Yankees) (CL 3/55) (60)
(CL 3/43) 1965 World Series (Twins v. Dodgers) :40:05
(CL 3/44) 1966 World Series (Orioles v. Dodgers) :30:15
(CL 3/45) 1967 World Series (Cardinals v. Red Sox) :30:16
(CL 3/46) 1968 World Series (Cardinals v. Tigers) :41:53
(CL 5/14) 1969 World Series (Color) :39:08
(CL 3/47) 1970 World Series (Reds v. Orioles) :37:64
(CL 3/48) 1971 World Series (Orioles v. Pirates) :36:11
(CL 5/10) Gillette/Home Run Heroes of 1971/All-Star Game (:24:24)
(CL 3/54) 1972 World Series (Oakland v. Reds) :39:42
(CL 3/49) 1975 World Series (Boston v. Reds) (Pt.1) (60)
(CL 3/50) 1975 World Series (Boston v. Reds) (Pt.2) (60)
(CL 3/49) 1976 World Series (Yankees v. Reds) :29:25

(CL 1/12) World Series Baseball (1976-1977) (120)
Baseball (Instructional / Promotional / Miscellaneous)
(CL 4/63) 50 years of Baseball (B/W) :29:10
                   Winning with the Yankees (B/W) :27:25
(CL 6/23) Connie Mack Baseball: The Greatest Drama (:11:49) (CL 6/24) Connie Mack Baseball: The Greatest Drama (:11:49) (CL 6/25) Kid from Left Field (pt.1) Color (:38:48)
(CL 6/26) Kid from Left Field (pt.2) Color (:40:34)
(CL 7/43) Sports Beams: Baseball (b/w) (:9:11)
(CL 8/74) Know your Baseball (:25:33)
                  b. Know your Baseball (:25:33)
(CL 6/20) Star for Today / Johnny Bench (:19:45)
(CL 2/36) All Star Baseball (1979) USA v. Japan (Partial) (30)


BASKETBALL
(Amateur & Miscellaneous)
(CL 2/39) 6th Aloha Basketball Classic (1970's) (60)
(CL 2/39a) 6th Aloha Basketball Classic (1970's) (30)
(CL 2/22) Dapper Dan Basketball Tourney (30)
(CL 2/22a) Dapper Dan Basketball Tourney (30)
(CL 2/22b) Dapper Dan Basketball Tourney (30)
(CL 1/9) USA v. USSR Basketball (1973) (30)
(CL 2/40) USA v. USSR Basketball (4/23/73) (30)
(CL 2/37) Harlem Globetrotters w. Medowlark Lemon (30)
Basketball (Professional)
(CL 1/14) NBA Championship / Lakers v. Knicks (1970) :26:28
(CL 2/23) Red Auerbach on Basketball (30)
(CL 2/24) Red Auerbach Q&A (30)
(CL 2/24a) Red Auerbach Q&A (30)
(CL 5/11) Name of the game is Basketball / color (26:27)
(CL 9/88) Chamberlain/West (No title/seven arts) :22:26
(CL 9/100) General Tire Sport Time (:14:49)
                  Terry Brennen: Long and Short / Wilt Chamberlain

Billiards
(CL 6/28) Rack em Up Billiards / Trick Shots (:9:47)
(CL 9/101) WWOS (Pt.2) Pocket Billiards Championships (60)
(CL 9/102) WWOS (Pt.1) Pocket Billiards Championships (60)

Bowling
(CL 7/45) Fundamentals of Bowling (:47:42)
(CL 2/35) PBA Bowling Quad Citites (1976) (60)
(CL 2/32 & 32a) PBA Bowling Fresno 6/10/76 (60)
(CL 2/27 & 27a) PBA Norwalk (60) 7/13/76 (60)
(CL 2/33 & 33a) PBA Bowling Buffalo 8/10/76 (60)
(CL 2/30 & 30a) PBA Waukeegen 2/19/79 (60)
(CL 2/25) Pro Bowling / Trenton New Jersey (60)
(CL 2/25a) Pro Bowling / Trenton New Jersey (60)
(CL 2/26 & 26a) PBA Waukeegen (60)
(CL 2/28 & 28a) PBA Bowling Detroit (60)
(CL 2/29 & 29a) PBA Bowling Cranston RI (60)
(CL 2/31 & 31a) PBA Bowling Detroit (60)
(CL 2/34) PBA Bowling Buffalo (60)

International Bowling Museum and Hall of Fame (52 hrs) (NYT)

Boxing
(CL 6/35) The Big Fight 5/28/35 Barney Ross v. Jim McLaininn (60)
(CL 6/41) Sports Parade Boxing (60)
(CL 6/41) 1941 Louis v. Conn (60)
(CL 6/41) 1942 Louis v. Baer (60)
(CL 7/44) Middleweight Championship 1951 (Robinson v. Randy Turpin)
                  Missing Rounds (3/4/7/8) (30)
(CL 6/41) 1974 Louis v. Ali (60)
(CL 6/41) 1978 Ali v. Spinks (60)
(CL 1/18) HBO Boxing (60)
(CL 1/18a) HBO Boxing (30)
(CL 6/30) Various Boxing & Wrestling Matches (60)

(CL 6/41) Sports Parade Boxing (60)

Additional HBO Boxing (107 hrs) (NYT)

Boxing (Amateur)
(CL 10/115) Olympic Boxing (1968) (Pt.1) (30)
 (WWOS/Olympic Swimming) (60)
(CL 10/116) Olympic Boxing (1968) (Pt.2) (30)
(CL 1/4) USA v. USSR Boxing (Las Vegas) 1/18/75 (60)

Football
College & Miscellaneous
(CL 6/34) College Football Highlights of 1939 (b/w) (:20:38)
(CL 10/105) College Football Highlights (1950 b/w) :27:00
(CL 5/13) 1953 College Picks (College) (30)
(CL 9/93) All America Game of the Week 1954 Oklahoma v. Cal. (:28:08) (CL 3/51) 1960 College Football/Houston Cougars (:26:12)
(CL 4/58) 1960 Kodak All Americans College Football (:28:32)
(CL 4/59) 1965 All American Team (b/w) (60)
(CL 8/70) 1967 Nebraska Cornhusker Football (:30:07)
(CL 4/59) 1969 All American Team (:29:10)
(CL 4/58) 1973 College Football/Houston Cougars (:25:08)
(CL 4/69) 1974 Air Force Highlights "The Big Play" (B/W) (60)
(CL 5/13) College Football (Sooner v. Panthers) (60)
(CL 8/81) West Point Championship College Football Training (:26:46)

Football
Professional & Miscellaneous
(CL 5/13) Touchdown Thrills of 1948 (60)
(CL 5/13) Football Parade of 1948  (60)
(CL 10/123) 1963 NFL Review (b/w) (:26:36)
(CL 10/124) Touchdown 1963 (:29:18)
(CL 6/27) Anatomy of a Championship (1964) Browns v. Colts (:25:10)
(CL 5/9) NFL 1966 Dallas Cowboys (:21:50)
(CL 9/95) NFL Game of the Week (1966) Falcons v. Giants (:24:59)
(CL 5/3) This Week in NFL (Week 10) 1966 (:23:28)
(CL 7/56) 1967 NFL Championship Green Bay v. Dallas (POOR) :25:38
(CL 1/15) New York Jets Football (1968) :24:08
(CL 5/7) This Week in NFL (Week 1) 1968 (:26:16)
(CL 6/36) This Week in NFL (1968) Week 2 (30)
(CL 7/57) This Week in NFL (1968) Week 2 (:24:18)
(CL 5/2) NFL Game of the Week (3) 1968 49ers v. Bears (:25:10)
(CL 7/55) AFL Highlights with Charlie Jones (10/3/68) :22:00
(CL 7/58) This Week in NFL (1968) Week 4 (:26:50)
(CL 8/84) This Week in NFL (1968) Week 5 (:25:30)
(CL 9/94) This Week in NFL (1968) Week 5 Pat Summerall (:24:50)
(CL 7/62) NFL Game of the Week 1968 (Week 7) Colts v. Rams (:24:30)
(CL 7/50) 1968 AFL Highlights (Week 7) :25:12
(CL 6/38) This Week in NFL (1968) Week 8 (30)
(CL 7/61) NFL Game of the Week 1968 (Week 9) St.Louis v. Pittsburgh (:25:00) (CL 10/112) NFL Game of the Week (Week 10) 1968 Dallasv.Washington (:24:20) (CL 5/8) NFL Game of the Week (Week 10) 1968 Dallas v. Washington (:24:08) (CL 7/49) AFL Highlights Week 13 (1968) :25:31
(CL 10/110) AFL Highlights (Week 13) 1968 (:25:20)
(CL 5/5) NFL Game of the Week (Week 14) 1968 Bears v. Packers (:24:10)
(CL 7/54) NFL Game of the Week 1968 Falcons v. Giants :24:02
(CL 7/51) NFL West Conference Championship 1968(?) Balt. V. Minn. (:25:18) (CL 10/121) NFL Football 1968 (Mixed Up) (60)
(CL 8/65) NFL Game of the Week 1969 (Week 1) Giants v. Minnesota (:23:20) (CL 10/117) This Week in NFL (Week 4) 1969 (2 of 2) * (CL 10/109) (30)
(CL 10/109) This Week in Pro Football (1969) Week 4 (1of 2) :25:22
(CL 8/63) NFL Game of the Week 1969 (Week 4) Washington v. St.Louis (:23:35) (CL 5/6) NFL Game of the Week (Week 5) 1969 Dallas v. Eagles (:24:14)
(CL 8/66) NFL Game of the Week 1969 (Week 7) Cardinals v. Saints (:22:20) (CL 7/52) NFL Game of the Week 1969 (Week 10) Saints v. 49ers (:23:12)
(CL 8/64) NFL Game of the Week 1969 (Week 11) Bears v. Browns (:23:00)
(CL 6/32) NFL Game of the Week (1969) East & West Playoffs (:22:50)
(CL 2/36) AFL Highlights (Late 60's) :24:47
                AFL Highlights (Late 60's) (:24:51)

(CL 9/87) NFL Game of the Week (1970) Week 8 Dallas v. New York (:22:00) (CL 5/12) NFL Superbowl 1970 (KC v. Minnesota) :21:28
(CL 8/83) 1970 Superbowl (KC v. Minnesota) - No Opening Credits (:21:15) (CL 5/17) NFL Game of the Week (Week 1) 1971 Raiders v. Patriots (30)
               (Week 2) Saints v. Dallas (:22:55)
(CL 9/99) NFL Game of the Week (1971) Miami v. Pittsburgh (:24:59)
(CL 7/42) NY Jets: End of an Era/Weeb Ewbank (1973) :23:50
(CL 10/120) NFL Football Bears v. Giants (No Sound) (30)
(CL 6/33) Eyeball to Eyeball: Football Linemen (:21:41)
(CL 6/31) This Week in NFL (Divisional Playoffs) (:25:39)
(CL 6/29) NFL Packers Greatest Challenge (:25:00)
(CL 5/13) Cardinals vs. Redskins (Professional)
(CL 5/13) Telesports Digest All-Star Game (30)
(CL 5/4) Football Clips with Frank Gifford (No Sound) (30)
(CL 1/20) Canadian Football (Ottawa v. Montreal) - Second Half (60)
(CL 1/20a) Canadian Football (Ottawa v. Montreal) - Second Half (30)
(CL 1/21) Canadian Football (Ottawa v. Montreal) - First Half (60)
(CL 1/21a) Canadian Football (Ottawa v. Montreal) - First Half (30)


Golf
(CL 9/98) The Memorial Golf Tournament (:20:42)
(CL 10/114) 1973 Masters / Augusta, Ga. (:44:10)

Hockey
(CL 1/5) USA v. USSR Hockey  (60)
             * (Women's Swimming) (30)
(CL 1/6) USA v. USSR Hockey  (60)
            * (Women's Swimming) (30)
(CL10/122) WHA / Chicago Cougar Highlights (1973) (60)

Horse Racing
(CL 1/8) Harness Racing 1976 (60)

Miscellaneous
CBS Sports Spectacular (25 hrs) (NYT)
ABC's Wide World of Sports (100 hrs) (NYT)

Skiing
(CL 10/107) WWOS 1966 Ski Championships (30)
(CL 10/118) WWOS 1966 Alpine Ski Championships (Pt.1) (30)

Soccer
(CL 4/72) 1976 Cosmos Soccer v. Sting (3pts) (130)
Additional Cosmos Soccer (56 hrs.) (NYT)

Swimming
(CL 10/115) WWOS Olympic Swimming (1968) Pt.1 (30)
(CL 1/5) Women's Swimming (pt.1) (30)
           * (USA v. USSR Hockey) (60)
(CL 1/6) Women's Swimming (pt.2) (30)
           * (USA v. USSR Hockey) (60)
(CL 3/41) Swimming USA v. Australia (1973) (60)
(CL 3/41a) Swimming USA v. Australia (1973) (60)

Track and Field
(CL 10/111) WWOS (1967) 5th Pan Am Games (pt.1) (:28:55)

(CL 1/3) AAU Track and Field 1969 (30)
(CL 1/10) USA v. USSR Track and Field (Part 1) 7/26/70 (30)
(CL 1/11) USA v. USSR Track and Field (Part 2) 7/26/70 (30)
(CL 1/1) USA v. Africa (Part 2) 7/18/71 (30)
(CL 1/2) USA v. Africa (Part 1) 7/18/71 (30)
(CL 1/7) AAU Track and Field (pt.1) 6/6/72 (30)
         * (Boxing) (60)
(CL 1/19) AAU Track (60)
(CL 1/19a) AAU Track (30)
(CL 2/36) USA v. USSR Track * (All-Star Baseball) (60)
(CL 9/103) Track and Field Championships (Pt.2)  (60)

       * (WWOS/Auto Crashes) (30)
(CL 9/104) Track and Field Championships (Pt.1)  (60)
   * (WWOS/Auto Crashes) (30)
(CL 10/108) WWOS Pan Am Games (:56:25)

Tennis
(CL 9/96) 1978 US Open Tennis (90)


Approximate Total:   480 hours.


In our estimation, in order to broadcast fresh content, we will need to have a minimum of 4,300 of broadcast-able (already transferred) content hours. At a rate of 84 hours per week, this would provide approximately 52 weeks worth of content. It is unlikely that viewers would expect a continuous 12 month period of new broadcasting content, since that is rare, if nonexistent, in broadcasting. We believe, therefore, that viewers would not be disappointed if content is shown more than once throughout the year. It is our opinion that 4,300 hours is more than sufficient for a full two years of broadcast programming. We believe that our library will exceed that number of hours by the end of 2001, so we do not anticipate a problem in keeping to our objective.

Our film library is being stored at Stock Video, a video production and storage facility in Boston, Massachusetts, where we are renting an environmentally controlled space of approximately 1,800 square feet. This facility is in the business of video tape and film management, and this is where our film is and will be sent upon purchase for the maintaining

The Transfer Process


During the past year, we have been steadily acquiring film in various formats from sources including, but not limited to, individuals, collectors, museums and other entities. We have chosen to transfer our footage from their original formats to a sturdier Beta-SP format, which is suitable for broadcasting and good for long term preservation of the footage. The process of transferring is conducted primarily at Stock Video. Depending on the length and quality of the film, the transfer process can run anywhere from $75 to $500 per tape or film. The process yields a higher quality, more durable medium for broadcasting.

For reviewing film quality prior to duplication or transfer, we use a film analyzer, which we own, to determine whether a transfer would render an acceptable result. We are in the process of moving our film analyzer from New York to California. This piece of equipment is used primarily for reviewing tapes to determine content and quality, and is useful during the acquisition process, which is why it is logically housed with the President.


Many of our shows feature well know broadcasters from previously televised sporting events such as Russ Hodges, Jack Drees, Mell Allen, Red Barber, Vin Scullly, and Chris Schenkel.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 31, 2001 with respect to the beneficial ownership of our Company's Common Stock by each person who, to our knowledge at that date, was the owner of 5% or more of the outstanding shares and by each person who is an officer or a director of the Company, and by all officers and directors of the Company as a group, together with the percentages of outstanding shares of Common Stock held by them.

                                                            Percentage
Name and Address                     Number                   as of
of Shareholder                       of Shares                3/31/01(1)

Nicholas J. Lagano, Sr.              1,001,000                 9.2%
3111 Ocean Parkway
Brooklyn, NY 11235

Karen M. Prentice                    5,642,881(2)              0%(2)
16 Winthrop Street
Milton, MA 02186

Edward E. Litwak                     5,642,891(2)               52%(2)
12868 Via Latina
Del Mar, CA 92014

Donald P. Parson                        12,000                  .11%
230 Park Avenue
New York, NY 10169

Fred Renig                           1,181,000                  10.9%
4 Yacht Club Cove
Staten Island, NY 10308

Clifford Slavin                         625,100                 5.75%
38 Wheatley Road
Old Westbury, NY 11568

Robert Kaplan                           625,100                 5.75%
12 Pond Place
Oyster Bay Cove, NY 11771

Olde Monmouth Capital, Inc. (3) 850,838                          7.83%
77 Memorial Parkway
Atlantic Highlands, NJ 07716

Robert Stulman                                0                 0%
12868 Via Latina
Del Mar, CA 92014

All Executive
Officers and Directors
as a group (4 persons) 6,643,891(2)                        61.2%
-------------------------

1    Based upon 10,863,124 shares issued and outstanding.

2 Shares listed under Karen Prentice and Edward Litwak are duplicate entries. Karen Prentice was the president and a director of Gemma Global, Inc., our predecessor. She is also the daughter of Edward Litwak. Although the shares are in the name of Karen Prentice. Edward Litwak may have a beneficial interest in these shares.

3. Olde Monmouth Capital, Inc. is a financial advisory company owned by John Catricola and John Troster. It is not a registered broker-dealer.



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions with the Company held by each.


      Name                           Age              Office

Edward E. Litwak                     59               President/CEO, Treasurer,
                                                      Director

Donald P. Parson                     57               Director

Nicholas J. Lagano, Sr.              70               Director

Robert Stulman                       65               Secretary

Our directors hold office until the next annual meeting of shareholders of the Company or until successors are elected and qualified. Our officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors

Edward E. Litwak. Mr. Litwak has been our President since December of 1998 and a director since our incorporation in 1997. Prior to becoming President, Mr. Litwak served as a consultant to the Company, which was previously headed by his daughter, Mrs. Prentice. From June 1, 1995 to the present, Mr. Litwak has been President of Satellite Today, a cable network in development. From January 1, 1997 until December 1998 Mr. Litwak also served as the licensing agent for Jennicor, LLC. From March 1, 1994 to June 1, 1995 he was Chairman of Merchandise Entertainment Television Holdings, Inc. From June 1, 1991 to June 30, 1994 he was President of Designers International, Inc. Mr. Litwak also served as Sports Directions Director for a program series entitled the JeanNate Grand Prix. Mr. Litwak attended Cornell University where he majored in business.

Donald P. Parson. Donald P. Parson is a member of our Board of Directors, having joined us on September 19, 2000. For the past six years, beginning in 1994, he has been of counsel to Satterlee Stephens Burke & Burke LLP. Mr. Parson has and has practiced corporate, financial, business and banking law since 1968.

Mr. Parson has previously served as counsel to several brokerage firms and in the formation of four New York and Connecticut chartered banks. He is a director of two mutual funds, Philadelphia Fund, Inc. and Eagle Growth Shares, Inc., and Home Diagnostics, Inc., a medical device company.

Mr. Parson is a Chairman of the Board of Visitors of Syracuse College of Law, and a member of its National Capital Campaign. He is a director of The Rojtman Foundation, a substantial private art foundation in New York City, and NICE (Northern Ireland Childrens Enterprise) which operates two homes for educating young people in Northern Ireland.

Mr. Parson is a member of the American Bar Association and the New York State Bar Association, admitted to practice in New York and before the United States Supreme Court, the United States Court of Appeals, Second Circuit, and the United States District Court, Southern District of New York. He earned his undergraduate degree B.A.) from Duke University, his law degree (J.D.) from Syracuse College of Law, and his masters degree (LL.M.) from New York University.

Nicholas J. Lagano, Sr. Mr. Lagano is one of our Directors, serving in that capacity since September of 1997. From 1977 to the present he has been associated with Blimpie's of New York, serving as CEO and President for most of that period.

Robert Stulman. Mr. Stulman is Secretary to our Company, having served in that capacity since September of 1997. He has been associated with us during our pre-incorporation period, from January 1, 1997 through March of 1999. From 1991 to December 31, 1996 he was Vice President in charge of Importing Footwear for L
J. Global, Inc. in New York City. Mr. Stulman's day to day involvement has been substantially curtailed since we ceased to be involved in the shoe business in September of 1999.

Significant Consultants

Chen-Kang Pu ("Gus"). Gus is Vice President of Satellite Service, serving in that capacity since November of 2000. Presently, Gus is also the Satellite Communications Manager for Merchandise Entertainment Television (MET) based in San Diego, California, serving in that capacity since February of 1995. Previously, from 1993 to 1995, Gus worked as a multimedia specialist for International Telecommunications, Inc, where he developed multimedia applications and hardware, planned and secured the entire satellite transmission from GE Americom, Keysotone Communications and Pac Bell, as well as the signal encryption system from TV/COM International. Gus has worked with TV from Taiwan and ATV from Hong Kong. Gus received his Masters degree from the Interactive Telecommunication Program at New York University in 1991.

Jospeh Swierczewski. Mr. Swierczewski is Vice President of Computer Services and Operations, serving in that capacity since November of 2000. From October of 994 to the present, he has been Vice President of Computer Services for Merchandise Entertainment Television (MET) in San Diego, California. From 1975 though 1994, he was Senior Vice President and Chief Information Officer with Garden Way (Troy-Built), Hanover House as a computer systems consultant to Warner Brothers. There, Mr. Swierczewski managed the computer, customer service telemarketing and credit/order processing operations of the company. He was also responsible for the daily operations of Value Television (VTV).

Mr. Swierczewski is a graduate of the University of New Haven, where he received his Bachelor of Science degree in Engineering.

Consulting Agreements

We have recently signed a Consulting and Compensation Agreement with Robert ("Bob") Bubeck and Lynrow Associates, LLC (Thomas O'Donnell), with both having substantial experience with, and contacts in, the television network distribution business. They have agreed to contribute their experience and contacts to assist us by providing their consulting services and obtaining the necessary subscribers for the vintage sports television network.

Board of Advisors

We have formed a Board of Advisors with a strong background in the areas of entertainment and sports. We believe that their individual and collective expertise will assist us making certain decisions, and will open up opportunities for us to further our business development. The members of the Board of Advisors consists of the following individuals:

Carol Connors. Carol Connors is an accomplished composer, lyricist, writer, and has been nominated for ten major awards (Oscars Emmy's, Grammy's, Golden Globes). She wrote the lyrics for the "Gonna Fly Now", the theme from the Academy Award Wining "Rocky", and has also written songs for many other film and television productions. Ms. Conners has recently written theme songs for the nations of Jamaica and Singapore. Ms. Conner's accomplishments are substantial, and her expertise in the entertainment business is extensive.

Michael Haynes. Michael Haynes was inducted into the NFL Hall of Fame on July 26, 1997. He began his career as a three-year All-WAC star at Arizona State as a Sun Devil, and played for the New England Patriots. He then played for seven seasons with the Los Angeles Raiders. In the NFL, Mr. Haynes was an all-pro choice in 1978, 1982, 1984 and an All-AFC pick eight times.

Edwin Ruh. Mr. Ruh is founder and CEO of Adventure Assets (which can be reviewed at www.adventas.com), an Internet-based sports and entertainment studio that develops, capitalizes and manages original sports and entertainment projects through a $400 million Sports and Entertainment Technology Equity Fund and exploits emerging e-commerce technologies to create a hybrid form of online finance and entertainment. From 1995 to 1998, Mr. Ruh was Managing Director of Gerken Capital Associates, a private investment bank, and General Partner to the Sino-Asia Industrial Equity Fund, a $200 million direct-investment equity fund.

From 1987 to 1995, Mr. Ruh was the senior Vice President in the International Structured Finance Division of The Fuji Bank, Limited. As the founding member of the bank's North American project finance operation, Mr. Ruh was responsible for directing the bank's activities in financial advisory, equity funding, private placement, securitization, and privatization services, in addition to serving as head of the bank's worldwide sports and entertainment business. Mr. Ruh holds a Masters of Public Administration from Harvard University; asters Degrees in Business Administration and Public Policy from the Heinz School, Carnegie Mellon University; a Master's Certificate in Materials Science from the University of Michigan; and a Bachelor of Science in Biomedical Engineering from Pennsylvania State University. Mr. Ruh is a member of the World Sports Humanitarian Hall of Fame; the Mayflower Society and the Board of Trustees, Bay Head Chapel. He also is a volunteer with many charitable and philanthropic organizations, including the Orton Dyslexic Society and the Special Olympics. From 1979 to 1981, he toured on the United States Tennis Association professional circuit.

Dennis Murphy. Dennis Murphy has been credited with creating and developing the World Hockey Association (WHA) and the American Basketball Association (ABA). These organizations were merged with their respective professional leagues, the National Hockey League (NHL) and the National Basketball Association (NBA). He also established World Team Tennis (WTT) and Roller Hockey Association (RHI), both of which are currently operating.


ITEM 6.  EXECUTIVE COMPENSATION

Compensation of Directors

None of our directors receives compensation for services as a director. However, directors will be reimbursed expenses of attendance at meetings of the Board. In exchange for joining our Board of Directors, we plan to issue Don Parson 12,000 shares of our Common Stock.

Compensation of Management

We do not currently have any employment agreements. Mr. Litwak has not received a salary, but has been reimbursed for expenses. His annual salary will be $120,000 a year if and when our Common Stock commences public trading. Neither Edward Litwak nor any other members of Management have received stock options or other such non- cash compensation.

Compensation of Advisors

None of our advisors receives compensation for services as an advisor. However, advisors will be reimbursed expenses of attendance at meetings of the Board of Advisors. In exchange for joining our Board of Advisors, we plan to issue each member 5,000 shares of our Common Stock.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


When we decided to change our business direction and enter the nostalgic sports entertainment business, we incorporated Global Group International, Inc. as a wholly-owned subsidiary in order to allow the original Company managers and outside consultants who formed the Company to develop a shoe apparel business as a separate shoe manufacturing and selling business segment. The Company designated a series of preferred stock (1999-Global Group Series) and issued 855,000 shares to those original seven (7) employees and consultants in exchange or those individuals continuing to devote there services to developing the shoe business segment, with the purchase price being the par value of $0.001 per share, or a total of $855.00. On May 28, 1999 the Board of Directors of the Company implemented the restructuring by authorizing and directing the transfer of all of the assets (including licenses and financing agreements), liabilities, etc, of the existing shoe business to Global Group International, Inc. for such corporation to own and manage. Prior to the transfer of assets to Global Group International, Inc., that company had no assets or liabilities. At the time of issuance of the preferred shares, the shoe business had no operations, its liabilities exceeded its assets, and the Company was in default under its Licenses Agreements for non payment of minimum annual royalties. Mr. Lagano is a beneficial owner of 200,000 shares, or 11.7% of the issued and outstanding shares of Common Stock of Global Group International, Inc. Mr. Litwak is a beneficial owner of 215,000 shares, or 12.6% of the issued and outstanding shares of Common Stock of Global Group International, Inc.

On September 18, 2000, the seven holders of the 1999-Global Group Series signed a certificate of conversion in accordance with the certificate of designation, and converted their preferred shares into 855,000 shares of common stock of Global Group International, Inc. and the Company disposed of its shoe business segment. At the time of the conversion, the Company's discontinued business segment had no operations, its liabilities exceeded its assets and was in default under the terms of the License Agreements for non-payment of minimum annual royalties. There are presently no shares of our Preferred Stock issued and outstanding.

Mr. Litwak has advanced funds exceeding $ 300,000 to the Company for working capital purposes. No written or formal loan agreement exists between Mr. Litwak and the Company for advancement of those funds. Mr. Litwak has orally stated to the Board of Directors that he will not seek reimbursement until such time as the Company is generating sufficient cash flow, which will be determined by the Board of Directors. Once the Board deems that there is sufficient cash flow, the Company and Mr. Litwak will execute an agreement that will define the repayment terms.

We have no policy regarding entering into transactions with affiliated parties.

Stock Video is not an affiliated with the Company.


ITEM 8.  DESCRIPTION OF SECURITIES

Our authorized capital structure consists of shares of Preferred Stock and Common Stock, both having a par value of one tenth of one cent ($.001) per share. The authorized classes, and the amount or number of each which are authorized and outstanding as of the date of this registration statement, are as follows:

             Class                   Authorized              Outstanding

2000 Subordinated Capital Notes     1,000,000              $ 457,000
2001 Subordinated Capital Notes     1,000,000              $  55,000
Preferred Stock                    10,000,000                 -0-
Common Stock                      100,000,000              10,863,124  shares


Capital Notes

In January of 2000, our Board of Directors approved the use of Capital Notes to raise needed capital. We have sold $457,000 of our "2000 Convertible Subordinated Notes", in amounts ranging from $1,000 to $100,000. The holder of a 2000 Convertible Subordinated Note will receive interest at the rate of 12% calculated from the date of issuance to the earlier of maturity or payment if full if paid before maturity. The principal sum remaining and all accrued interest is due and payable in full on December 31, 2000, unless converted at the Holder's option. Holders may choose to convert their Capital Notes to Common Stock thirty days following the effectiveness of this registration statement at a rate of $1.25 per share. In the event that Capital Notes are not converted to Common Stock or paid on or before December 31, 2000, interest will be accrued on the principal sum and all accrued unpaid interest to December 31, 2000 at the rate of 18% per annum calculated from January 1, 2001 to the date of payment in full. The Company did not repay the principal and accrued interest on the due date of the Capital Notes and is currently in default.


In March of 2001, our Board approved the use of additional Capital Notes to raise capital, and we sold $55,000 of our "2001 Convertible Subordinated Notes", in amounts ranging from $5,000 to $15,000. The holder of a 2000 Convertible Subordinated Note will receive interest at the rate of 12% calculated from the date of issuance to the earlier of maturity or payment if full if paid before maturity. The principal sum remaining and all accrued interest is due and payable in full on December 31, 2001, unless converted at the Holder's option. Holders may choose to convert their Capital Notes to Common Stock thirty days following the effectiveness of this registration statement at a rate of $1.25 per share. In the event that Capital Notes are not converted to Common Stock or paid on or before December 31, 2001, interest will be accrued on the principal sum and all accrued unpaid interest to December 31, 2001 at the rate of 18% per annum calculated from January 1, 2002 to the date of payment in full.

Preferred Stock

Of our 10,000,000 authorized shares, we had designated only one series of our Preferred Stock, called the 1999-Global Group Series of Convertible Preferred Stock, of which there are 855,000 shares authorized, and all of which have been issued, and have converted to shares of Global International, Inc., as pursuant to the Certificate of Designation. We have no current plans for authorizing any other series. Since the conversion, we have cancelled the 1999-Global Group Series in accordance with Nevada State Law, and we once again have 10,000,000 shares of Preferred Stock, authorized and unissued, all of which are undesignated as to preferences, privileges and restrictions. As shares are issued, our Board of Directors must establish a series of the shares to be issued and designate the preferences, privileges and restrictions applicable to that series. We expect to use the Preferred Shares to make acquisitions, but there are no acquisitions under negotiation at this time.

Common Stock

Our Articles of Incorporation provide for the issuance of 100,000,000 shares of Common Stock, having a par value of $.001 per share. Common Stock shareholders are entitled to cast one vote for each share at all shareholders' meetings for all purposes, including the election of directors. Holders share equally on a per share basis in dividends that may be declared by the Board of Directors out of funds legally available after dividend distributions to Holders of Preferred Stock. Upon liquidation or dissolution, any assets remaining after payment of creditors and after distribution of accrued and unpaid dividend to holders of Preferred Stock will be available for distribution to holders of our Common Stock. Shares of Common Stock are not redeemable, and have no conversion rights. The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of our directors if they choose to do o. The Company, which is recently organized and has no earnings, has not paid any dividends on its Common Stock and it is not anticipated that any dividends ill be paid in the foreseeable future. Dividends upon Preferred Shares (if and when issued) must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock. In the event of a voluntary or involuntary liquidation, all of our assets and funds remaining after payments to the holders of any issued and outstanding Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares. No holder of Common Stock has any preemptive or other right to subscribe for or purchase any part of any new or additional issue of Common Stock or securities convertible into Common Stock.

Dividend Policy

We have just begun operations, have had only limited revenues, have not had any earnings or net profits, and have not paid any cash dividends on our Common Stock. Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including our earnings, financial condition, capital requirements, and other factors.


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No Public Market. There is no public market for our Common Stock. Once this Registration Statement becomes effective and has cleared all comments, we will attempt to have an authorized market maker apply to have the shares listed on the National Association of Securities Dealers OTC Bulletin Board, and/or on the National Quotations Bureau Pink Sheets and Electronic Pink Sheets. We are uncertain that we will find such a market maker or obtain such a listing. Even if we secure trading in our Common Stock we are not certain that any trading market developed will be sustained. Furthermore, any trading is likely to be sporadic, in small volumes, and at fluctuating prices.

In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person or persons, including an affiliate of the Company, whose shares are aggregated or who has owned restricted shares beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the total number of outstanding shares or the average weekly trading volume during the four calendar weeks preceding the sale. A person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her stock for at least two years is entitled to sell such stock pursuant to Rule 144 (k) without regard to the limitations described above. Persons deemed to be affiliates must always abide by the volume limitations and other requirements or Rule 144, even after the applicable holding periods have expired. We are unable to estimate the number of shares that will be sold under Rule 144, since the amount of restricted shares sold will depend on the prevailing market price for our Common Stock, the personal circumstances of the affiliates who own the restricted shares, and other factors. Any future sale of substantial amounts of shares in the open market may adversely affect the market price of our Common Stock.

Presently, there are 1,514 holders of record of our Common Stock.


ITEM 2.  LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings. We are not aware of any legal proceedings pending, threatened or contemplated, against any of our officers or directors, respectively, in their capacities as such.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.


ITEM  4.  RECENT SALES OF UNREGISTERED SECURITIES


In October of 1997, our Company, under its original name of "Tren Property Corp." the subsidiary of a public company, in claimed reliance upon Rule 504 of Regulation D, promulgated by the Securities Act of 1933, issued 11,553,100 shares of Tren Property Corp.'s Common Stock to its parent company, which in turn made a distribution of that stock to its shareholders. The SEC has deemed that the transaction described constitutes an unregistered distribution, and that the reliance on Rule 504 was improper. After our 1000-1 reverse stock split in 1998, the resulting number of shares outstanding to the original Tren shareholders accounts for approximately one tenth of one percent of the issued and outstanding stock of the Company. The shares in question were issued almost four years prior to this amendment. In light of the small percentage of shares involved, and the amount of time that has transpired since the issuance in October of 1997, we believe that the likelihood of litigation arising from this distribution is remote.


Effective January 1, 1998, Mr. Litwak exchanged 10,000 shares of Gemma Global, Inc. Common Stock for 10,000 shares of the Company's Common Stock As a result of the exchange, Gemma Global, Inc. became a wholly-owned subsidiary of the Company. The issuance of the 10,000 shares was considered exempt from registration by reason of Section 4(2) of the Securities ct of 1933. On December 16, 1998 the Company's Board of Directors approved a 1000 to 1 reverse stock split. For administrative purposes, the Company rounded up all fractional shares to a full share. As a result of the reverse stock split and rounding up, 12,667 shares of the Company's common stock were issued and outstanding. On December 22, 1998, the Company's then President and principal shareholder, Karen Prentice exchanged $15,000 of previously advanced funds made to the Company for working capital purposes for 8,333,333 shares of the Company's restricted common stock at a conversion price of $0.0018 per share.

On December 22, 1998 the Company directed that 850,000 shares be issued to Olde Monmouth Capital Co., Inc., and 262,500 shares be issued to Fox Law Offices, P.A., in payment for services aggregating $ 2,002. These issuances were made pursuant to Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act.

We commenced an offering of shares of our Common Stock at an offering price of $1.00 per share (the "1999 Offering") pursuant to Rule 504 of Regulation D. As a result of that offering, from February 1, 1999 to March 31, 1999, we issued 4,000 shares for total proceeds of $4,000, and 180,000 shares to a consultant in payment for its services valued at $1.00 per share. These issuances were considered exempt under Rule 504 of Regulation D promulgated under Section 3(b) of the Securities Act.

In May of 1999, the Company issued 855,000 shares of the Company's Global Group Series of Preferred Convertible Stock to Company management, consultants and advisors to the Company, all such people considered to be "sophisticated investors" in exchange for those individuals' continuation of services in developing the Company's shoe business. Each of the individuals had full access to its own company's business plan and financial history. The issuance was not part of a public offering and was considered exempt from registration by reason of Section 4(2) of the Securities Exchange Act. The Global Group series, as designated, was convertible into shares of Common Stock of the Company's wholly-owned subsidiary, Global Group International, Inc.

On November 12, 1999, the Company issued a total of 1,000,000 shares of restricted Common stock to two individuals in exchange for $100,000. These issuances were considered exempt by reason of Section 4(2) of the Securities Act. Both investors in this transaction are considered to be accredited investors.

In September 1999, the Company entered into an exchange agreement ("Exchange Agreement") under 368(a)(1)(B) of the Internal Revenue Code with Steven Bass ("Bass"), the sole owner of all of the issued and outstanding common stock of Cavalcade of Sports Network, Inc., whereby Bass exchanged his 200 shares of common stock, which represented all of the issued and outstanding shares of common stock of Cavalcade of Sports Network, Inc, for, the 2,821,440 shares of the Company's common stock previously contributed to the Company by Ms. Prentice and held in the Company's treasury. Karen Prentice had not returned these shares to authorized and unissued, rather they were returned to the Company for the purposes of this transaction. Ms. Prentice contributed the shares necessary to make the acquisition in order to preclude the dilution of existing Company shareholders. On December 16, 1999, the 2,821,440 treasury shares were transferred to Bass, and he intended to become an officer and director of the Company. In November of 2000, due to deteriorating health and personal reasons, Bass decided not to join the Company's management team. Bass and the Company severed their relationship and he returned his shares to Karen Prentice pursuant to the Exchange Agreement.

From February 1, 2000 through November 2000, several accredited investors purchased our 2000 Convertible Subordinated Capital Notes, totaling $457,000. The Notes were sold in a Rule 506 Offering, made pursuant to Regulation D, and such sales were, therefore, exempt from registration.

On May 17, 2000, the Company issued 25,000 shares of its Common Stock to an accredited investor in exchange for film consulting services. This issuance was considered exempt by reason of Section 4(2) of the Securities Act of 1933.

Prior to the merger of Cavalcade of Sports Network, Inc. with the Company, various unrelated persons had conveyed sports film footage to Cavalcade of Sports Network, Inc. in exchange for cash, deferred payments and common stock of a company with which Cavalcade Sports Network, Inc. had previously intended to merge with. As a condition of acquiring Cavalcade of Sports Network, Inc., we agreed to issue 66,798 shares of our Company's restricted common stock in place of the common stock the sellers previously accepted. As a further condition of the merger, the sellers of the video footage returned any shares previously received for cancellation.

From March 21, 2000 to July 25, 2000, the Company issued the 66,798 shares of restricted common stock to sophisticated investors in satisfaction of the obligations assumed by the Company at the date of the merger. These issuances were considered exempt by reason of Section 4(2) of the Securities Act of 1933. Those recipients of restricted stock each received, from our president Ed Litwak, a live presentation of the Company's business plan, its financial condition and it's estimated stock value.

From March 28, 2000 through April 21, 2000, the Company issued 38,766 shares to certain individuals that happen to qualify as accredited investors, in exchange for services. These issuances were considered exempt by reason of Section 4(2) of the Securities Act of 1933.

On July 25, 2000, the Company issued 1,000 shares of its Common Stock to a single accredited investor in payment for services valued at $1,250. This issuance was considered exempt from registration by reason of Section 4(2) of the Securities Act of 1933.

Between August 10, 2000 and October 13, 2000, the Company issued 61,060 to website-design consultants in payment for services, valued cumulatively at $76,325. These issuances were considered exempt from registration by reason of
Section 4(2) of the Securities Act of 1933. The consultants were considered to be sophisticated investors, and each received, from our president Ed Litwak, a live presentation of the Company's business plan, its financial condition the estimated fair value of its stock.

On August 21, 2000, the Company issued to an accredited investor 5,000 shares of its Common Stock in exchange for consulting services. This issuance was considered exempt by reason of Section 4(2) of the Securities Act of 1933.

On September 18, 2000, the holders of the Company's preferred stock elected to convert their shares to common stock of Global Group International, Inc. As a result of the conversion, the Company's interest in Global Group International, Inc. was reduced from 100% to less than 1%. The issuance made by Global Group International, Inc. was considered exempt from registration by reason of Section 4(2) of the Securities Act of 1933. Again, these holders were considered to be sophisticated investors.

On October 30, 2000, the Company issued a total of 20,000 shares of its Common Stock to six individuals and entities in exchange for their advertising, song-writing and consulting services, valued cumulatively at $25,000. These issuances were considered exempt by reason of Section 4(2) of the Securities Act of 1933. Each recipient of shares in this issuance is considered accredited.

On November 9, 2000, the Company issued 2,500 shares of its Common Stock to a consultant in exchange for art design services valued at $3,125. This issuance was considered exempt by reason of Section 4(2) of the Securities Act of 1933. This consultant is an accredited investor.

On December 1, 2000, the Company issued 500 shares to a film industry consultant in exchange for its services valued at $625. This issuance was considered exempt by reason of Section 4(2) of the Securities Act of 1933. This consultant is an accredited investor.

On January 2, 2001, the Company issued to Robert Bubeck and Thomas O'Donnell a total of 200,000 shares of Common Stock (100,000 shares to each) in exchange for ongoing services, and as consideration for signing a Consulting Agreement These issuances were considered exempt by reason of Section 4(2) of the Securities Act of 1933. These consultants received, prior to the issuance of stock, a live presentation from our president Ed Litwak of the Company's business plan, its financial condition and the estimated fair value of its stock.

In March of 2001, several accredited investors purchased our 2001 Convertible Subordinated Capital Notes, totaling $55,000. The Notes were sold in a Rule 506 Offering, made pursuant to Regulation D.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada Corporation Law

Section 78.7502 of the Nevada General Corporation Law contains provisions authorizing indemnification by the Company of directors, officers, employees or agents against certain liabilities and expenses that they may incur as directors, officers, employees or agents of the Company or of certain other entities. Section 78.7502(3) provides for mandatory indemnification, including attorney's fees, if the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein. Section 78.751 provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under the Section. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities. Section 78.752 authorizes the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not the Company would have the power to indemnify such person against such liabilities under the provisions of the Section 78.7502.

The indemnification and advancement of expenses provided pursuant to Sections
78.7502 and 78.751 are not exclusive, and subject to certain conditions, the Company may make other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents. Because neither the Articles of Incorporation, as amended, or By-laws of the Company otherwise provide, notwithstanding the failure of the Company to provide indemnification and despite a contrary determination by the Board of Directors or its shareholders in a specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply to a court of competent jurisdiction for indemnification or advancement of expenses or both, and the court may order indemnification and advancement of expenses, including expenses incurred in seeking court- ordered indemnification or advancement of expenses if it determines that the petitioner is entitled to mandatory indemnification pursuant to Section 78.7502(3) because he has been successful on the merits, or because the Company has the power to indemnify on a discretionary basis pursuant to Section 78.7502 or because the court determines that the petitioner is fairly and reasonably entitled indemnification or advancement of expenses or both in view of all the relevant circumstances.

Articles of Incorporation and By-Laws

The Articles of Incorporation and By-laws of the Company, as amended, of the Company empower the Company to indemnify current or former directors, officers, employees or agents of the Company or persons serving by request of the Company in such capacities in any other enterprise or persons who have served by the request of the Company is such capacities in any other enterprise to the full extent permitted by the laws of the State of Nevada.

Pursuant to Nevada law and the Company's Articles of Incorporation and By-laws, officers and directors of the Company (and former officers and directors) are entitled to indemnification from the Company to the full extent permitted by law. The Company's Articles of Incorporation and By-laws generally provide for such indemnification for claims arising out of the acts or omissions of the Company's officers and directors in their capacity as such, undertaken in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The conditions and extent of indemnification are set forth in the Articles of Incorporation and By-laws of the Company and in the Indemnity Agreements between the Company and each officer and director. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Limitation On Liability

As permitted by Nevada law, the Company's Articles of Incorporation provide that a director of the Company shall not be personally liable for monetary damages for a breach of fiduciary duty as such, except for liability (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit. This provision is intended to afford the Company's directors additional protection from, and limit their potential liability from, suits alleging a breach of their duty of care. The Company believes this provision will assist it in the future in securing the services of directors who are not employees of the Company. As a result of the inclusion of such a provision, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

Indemnity Agreement

In order to induce and encourage highly experienced and capable persons to serve as directors and officers, we have entered into an Indemnity Agreement with each director and officer presently serving us and will provide the same agreement to future directors and officers as well as certain agents and employees. The Agreement provides that we shall indemnify the director and/or officer, or other person, when he or she is a party to, or threatened to be made a party to, a proceeding by, or in the name of, the Company. Expenses incurred by the indemnified person in any proceeding is to be paid to the fullest extent permitted by applicable law. The Agreement may at some time require us to pay out funds which might otherwise be utilized to further our business objectives, thereby reducing our ability of to carry out its projected business plans.

Director's and Officer's Liability Insurance

At present, we do not have any liability insurance for the benefit of its officers and directors. Because of the expected cost of such insurance, we have no present plans to obtain such insurance.

SEC Position on Indemnification for Security Act Liability

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                            SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized


                                               Cavalcade of Sports Media, Inc.
                                               Registrant


Date: August 2, 2001                           By: /s/ Edward E. Litwak
                                                   -----------------------------
                                                   Edward E.  Litwak, President


/s/ Edward E. Litwak
-----------------------------                      August 2, 2001
Edward E. Litwak, CEO


/s/ Edward E. Litwak
----------------------------
Edward E. Litwak, CFO

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 2000 AND 1999






                         CAVALCADE OF SPORTS MEDIA, INC.
                          (A Development Stage Company)

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)

                          Index to Financial Statements

-------------------------------------------------------------------------------------------------------------------
                                                                                                 Page No.
Report of Independent Certified Public Accountants                                                 F-3
Consolidated Balance Sheet at December 31, 2000 and 1999                                        F-4 to F-5
Consolidated Statements of Losses for the two years    ended December 31, 2000 and
1999, and for the period July 29, 1997    (date of inception)   to December 31, 2000
for the two years  ended December 31, 2000 and 1999, and for the    period July 29,
1997    (date of inception) to December 31, 2000                                                   F-6
 Consolidated Statements of Deficiency in Stockholders' Equity for the two years ended
December 31, 2000 and 1999, and for the period July 29, 1997 (date of inception) to
December 31, 2000                                                                               F-7 to F-8
Consolidated Statements of Cash Flows for the two years ended December 31, 2000 and
1999, and for the period July 29, 1997  (date of inception) to December 31, 2000                   F-9
Notes to Consolidated Financial Statements                                                     F-10 to F-23
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Condensed Consolidated Balance Sheet as of March 31, 2001 and December 31,                      F-24- F-25
2000
Condensed Consolidated Statement of Losses for the three months ended March 31, 2001
and 2000 and for the period July 29, 1997 (date of inception) to March 31, 2001                    F-26
Consolidated Statement of Deficiency in Stockholders' Equity for the period  July 29,
1997 (date of inception) to March 31, 2001                                                      F-26-F-27
Condensed Consolidated Statement of Cash Flows for the three months ended March 31,
2001 and 2000 and for the period July 29, 1997 (date of inception) to March 31, 2001
                                                                                                   F-28
Condensed Notes to Consolidated Financial Statements at  March 31, 2001                          F-30-F38


                             STEFANOU & COMPANY, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

                                1360 Beverly Road
                                    Suite 305
                              McLean, VA 22101-3621
                                  703-448-9200
                               703-448-3515 (fax)
                                                               Philadelphia, PA
-------------------------------------------------------------------------------

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Cavalcade of Sports Media, Inc.
Del Mar, California

         We have audited the accompanying consolidated balance sheets of Cavalcade of Sports Media, Inc. (a development stage Company) as of December 31, 2000 and 1999 and the related consolidated statements of losses, deficiency in stockholders' equity, and cash flows for the years then ended and for the period July 29, 1997 (date of inception) to December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cavalcade of Sports Media, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the two years ended, and from July 29, 1997 (date of inception) to December 31, 2000, in conformity with generally accepted accounting principles.

         The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note M to the financial statements, the Company has suffered recurring losses from operations, is in default under the terms of its debt obligations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note M. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                  /s/ STEFANOU & COMPANY, LLP
                                                      -----------------------
                                                    Stefanou & Company, LLP
                                                  Certified Public Accountants
McLean, Virginia
March 8, 2001

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 2000 and 1999



         ASSETS                                                                  2000           1999
                                                                                 ----           ----
CURRENT ASSETS:

         Cash and equivalents                                                  $ 59,840       $ 37,795
              Advances                                                            5,000              -
                                                                                  -----       ---------
                  Total current assets                                           64,840         37,795


OTHER ASSETS:
            Film library, at cost (Note B)                                      392,752        339,497
         Goodwill, net of amortization of $ 98,093 in 2000 and $ - in
         1999                                                                   392,374        490,467
                                                                                -------        -------
                                                                                785,126        753,147

                                                                              $ 849,966      $ 867,759
                                                                              =========      =========




           See accompanying notes to consolidated financial statements

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 2000 and 1999



                                                                                   2000             1999
                                                                                   ----             ----
         LIABILITIES

CURRENT LIABILITIES:


         Accounts payable and accrued expenses (Note C)                              $ 211,895       $266,369
             Other accrued liabilities (Note F)                                        380,000        380,000
              Notes payable (Note D)                                                   557,000              -
         Advances from officers  (Note H)                                              317,453        261,729
                                                                                       -------        -------

                  Total current liabilities                                          1,466,348        908,098

COMMITMENTS AND CONTINGENCIES (NOTE G)

DEFICIENCY IN STOCKHOLDERS' EQUITY (NOTE F)

          Preferred stock, par value, $.001 per share; 10,000,000 shares authorized; none issued at December 31, 2000 and 855,000
          issued at December 31,1999                                                         -            855
          Common stock,  par value, $.001 per share; 100,000,000
          shares authorized ; 10,863,124 issued at December 31, 2000;
          10,642,500 shares issued at December 31, 1999                                 10,863         10,642
         Additional paid-in-capital                                                    880,541        598,982
         Deficit accumulated during development stage                              (1,507,786)      (650,818)
                                                                                   -----------      ---------
             Deficiency in stockholders' equity                                      (616,382)       (40,339)

                                                                                     $ 849,966       $867,759
                                                                                     =========       ========





           See accompanying notes to consolidated financial statements

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                        CONSOLIDATED STATEMENTS OF LOSSES
                            YEARS ENDED DECEMBER 31,


                                                                                                         Period from
                                                                                                        July 29, 1997
                                                                                                           (date of
                                                                                                          inception)
                                                                                                           through
                                                                                                         December 31,
                                                                     2000               1999                 2000
                                                                     ----               ----                 ----

Revenues:                                                                $     -           $     -            $    -

Cost and expenses:
              General and administrative                                 789,260           199,459         1,108,808
               Interest                                                   31,850                 -            31,850
              Amortization                                                98,093                 -            98,093
                                                                    ------------      ------------     -------------
              Total costs and expenses                                   919,203           199,459         1,238,751
                                                                    ------------      ------------     -------------
Loss from operations                                                   (919,203)         (199,459)       (1,238,751)
Other income:
             Miscellaneous income                                          1,881             2,885             4,766
             Interest income                                                 130                 -               130
                                                                    ------------      ------------     -------------
                                                                           2,011             2,885             4,896
                                                                    ------------      ------------     -------------
Loss from continuing operations, before income taxes and
discontinued operations                                                (917,192)         (196,574)       (1,233,855)
Income (taxes) benefit                                                        -                  -               -
                                                                    ------------      ------------     -------------
                                                                               -                                   -
Loss  from   continuing   operations,   before   discontinued
operations                                                             (917,192)         (196,574)       (1,233,855)
Loss from discontinued operations (Note K)                              (18,750)         (241,471)         (352,905)
Income on disposal of discontinued operations  (Note K)                   78,974                 -            78,974
                                                                    ------------      ------------     -------------
              Net loss                                               $ (856,968)       $ (438,045)     $ (1,507,786)
                                                                     ===========       ===========     =============

Income (loss) per common share (basic and assuming  dilution)
(Note I)                                                               $   (.08)        $    (.05)         $   (.22)
                                                                       =========        ==========         =========
Continuing operations                                                      (.08)                               (.18)
                                                                                             (.02)
Discontinued operations                                                 $    .00        $    (.03)         $   (.04)

Weighted average common shares outstanding                            10,762,172         9,133,593         6,716,822
                                                                      ==========         =========         =========



           See accompanying notes to consolidated financial statements
                                       F-6


                                         CAVALCADE OF SPORTS MEDIA, INC.
                                        (A developmental stage company)
                           CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY
                    FOR THE PERIOD JULY 29, 1997 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2000

                                                     Preferred   Stock         Common      Stock         Additional
                                                       Shares     Amount       Shares       Amount    Paid-in-Capital
                                                       ------     ------       ------       ------    ---------------

Shares issued at date of inception (July 29, 1997)
to founders in exchange for contribution of
organization costs valued @ $.91 per share, as                -      $   -         12,657      $  12         $  11,541
restated (Note F)
Net loss                                                      -
                                                     ----------  -------------  ---------- ----------      -----------
                                                                         -              -          -                 -
Balance at December 31, 1997 as restated                      -          -         12,657         12            11,541
Shares issued January 1, 1998 in exchange for
Gemma Global, Inc., valued @ $.001 per share, as              -          -             10          -                 -
restated (Note F)
Shares issued December 22, 1998 to consultants in
exchange for services valued @  $.002 per share               -          -      1,112,500      1,113               889
(Note F)
Shares issued December 22, 1998 to President  in
exchange for  debt  valued @  $.002 per share                 -          -      8,333,333      8,333             6,667
(Note F)
Operating expenses incurred by principal
shareholder (Notes F and G)                                   -          -              -          -             8,925
Net loss
                                                     ----------  -------------  ---------- ----------      -----------
                                                              -          -              -          -                 -
Balance at December 31, 1998                                                    9,458,500      9,458            28,022
Shares issued on April 13, 1999 for cash  in
connection with private placement @ $ 1.00 per                -          -          4,000          4             3,996
share (Note F)
Shares issued on April 13, 1999 to consultants  in
exchange for services valued @  $1.00 per share               -          -        180,000        180           179,820
(Note F)
Shares issued May 28, 1999 in exchange for
services valued @ $.001 per share   (Note F)            855,000        855              -          -                 -
Contribution of  shares to treasury on September
30, 1999 by principal shareholder (Notes C and F)             -          -    (2,821,440)          -             2,821
Shares issued on November 12, 1999 for cash in
connection with private placement @ $ .10 per                 -          -      1,000,000      1,000            99,000
share (Note F)
Release of shares held in treasury and acquisition
of Cavalcade of Sports Network, Inc. on December              -          -      2,821,440          -           279,323
16, 1999  (Note C and F)
Operating expenses incurred by principal
shareholder (Note G)                                          -          -              -          -             6,000
Net loss
                                                     ----------  -------------  ---------- ----------      -----------
                                                              -          -              -          -                 -
Balance at December 31, 1999                            855,000      $ 855     10,642,500   $ 10,642         $ 598,982
                                                     =========   ============= =========   ==========      ============






                                                   Deficit Accumulated     Treasury
                                                   During Development        Stock        Total
                                                         Stage               -----        -----
                                                         -----
Shares issued at date of inception (July 29, 1997)
to founders in exchange for contribution of
organization costs valued @ $.91 per share, as          $       -    $         -    $ 11,553
restated (Note F)
Net loss
                                                        ---------  -------------   ---------
                                                                -              -           -
Balance at December 31, 1997 as restated                        -              -      11,553
Shares issued January 1, 1998 in exchange for
Gemma Global, Inc., valued @ $.001 per share, as                -              -           -
restated (Note F)
Shares issued December 22, 1998 to consultants in
exchange for services valued @  $.002 per share                 -              -       2,002
(Note F)
Shares issued December 22, 1998 to President  in
exchange for  debt  valued @  $.002 per share                   -              -      15,000
(Note F)
Operating expenses incurred by principal
shareholder (Notes F and G)                                     -              -       8,925
Net loss                                                (212,773)                  (212,773)
                                                        ---------  -------------   ---------
                                                                               -
Balance at December 31, 1998                            (212,773)              -   (175,293)
Shares issued on April 13, 1999 for cash  in
connection with private placement @ $ 1.00 per                  -              -       4,000
share (Note F)
Shares issued on April 13, 1999 to consultants  in
exchange for services valued @  $1.00 per share                 -              -     180,000
(Note F)
Shares issued May 28, 1999 in exchange for
services valued @ $.001 per share   (Note F)                    -              -         855
Contribution of  shares to treasury on September
30, 1999 by principal shareholder (Notes C and F)               -        (2,821)           -
Shares issued on November 12, 1999 for cash in
connection with private placement @ $ .10 per                   -              -     100,000
share (Note F)
Release of shares held in treasury and acquisition
of Cavalcade of Sports Network, Inc. on December                -          2,821     282,144
16, 1999  (Note C and F)
Operating expenses incurred by principal
shareholder (Note G)                                            -              -       6,000
Net loss                                                (438,045)                  (438,045)
                                                        ---------  -------------   ---------
                                                                               -
Balance at December 31, 1999                        $  ( 650,818)    $         -  $ (40,339)
                                                     ============= =============  ==========


           See accompanying notes to consolidated financial statements
                                       F-7



                                         CAVALCADE OF SPORTS MEDIA, INC.
                                         (A developmental stage company)
                          CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY
                    FOR THE PERIOD JULY 29, 1997 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2000
                                                   (continued)

                                                       Preferred  Stock              Common    Stock      Additional
                                                        Shares      Amount           Shares   Amount    Paid-in-Capital
                                                        ------      ------           ------   ------    ---------------


  Balance forward                                        855,000       $ 855     10,642,500   $ 10,642      $  598,982
  Shares issued in March  2000 in exchange for debt
  @ $1.25 per share                                            -           -         61,798         62          77,185
  Shares issued on March  28, 2000 in exchange for
  services  @ $1.25 per share                                  -           -          2,100          2           2,623
  Shares issued on April  27, 2000 in exchange for
  services @ $1.25 per share                                   -           -          7,500          8           9,367
  Shares issued  on May 8, 2000 in exchange for
  services @ $1.25 per share                                   -           -         12,500         13          15,612
  Shares issued May 17, 2000 in exchange for
  services @ $1.25 per share                                   -           -         25,000         25          31,225
  Shares issued June , 2000 in exchange for debt  @
  $1.25 per share                                              -           -          4,000          4           4,996
  Shares issued June, 2000 in exchange for services
  @ $1.25 per share                                            -           -         17,666         18          22,065
  Shares issued July 25, 2000 in exchange for debt @
  $1.25 per share                                              -           -          1,000          1           1,249
  Shares issued August , 2000 in exchange for
  services @ $1.25 per share                                   -           -         65,000         65          81,185
  Conversion of preferred stock on September 18,
  2000 (Note K)                                        (855,000)       (855)              -          -               -
  Shares issued October 13, 2000,  in exchange for
  services @ $1.25 per share                                   -           -          1,060          1           1,324
  Shares issued October  30, 2000, shares issued in
  exchange for services @ $1.25 per share                      -           -         20,000         20          24,980
  Shares issued November 9, 2000,  in exchange for
  services @ $1.25 per share                                   -           -          2,500          2           3,123
  Shares issued December   1, 2000,  issued in
  exchange for services @ $ 1.25 per share                     -           -            500          -             625
  Operating expenses incurred by principal
  shareholder (Note G)                                         -           -              -          -           6,000
  Net loss
                                                               -           -              -          -               -
                                                       --------------- -----     ----------   --------      ----------
  Balance at December 31, 2000                                         $   -     10,863,124   $ 10,863      $  880,541
                                                       =============== =====     ==========   ========      ==========




                                                      Deficit Accumulated     Treasury        Total
                                                       During Development       Stock         ------
                                                             Stage              ------
                                                             -----

  Balance forward                                            $    (650,818)       $     -    $ (40,339)
  Shares issued in March  2000 in exchange for debt
  @ $1.25 per share                                                       -             -        77,248
  Shares issued on March  28, 2000 in exchange for
  services  @ $1.25 per share                                             -             -         2,625
  Shares issued on April  27, 2000 in exchange for
  services @ $1.25 per share                                              -             -         9,375
  Shares issued  on May 8, 2000 in exchange for
  services @ $1.25 per share                                              -             -        15,625
  Shares issued May 17, 2000 in exchange for
  services @ $1.25 per share                                              -             -        31,250
  Shares issued June , 2000 in exchange for debt  @                       -             -
  $1.25 per share                                                                                 5,000
  Shares issued June, 2000 in exchange for services
  @ $1.25 per share                                                       -             -        22,083
  Shares issued July 25, 2000 in exchange for debt @
  $1.25 per share                                                         -             -         1,250
  Shares issued August , 2000 in exchange for
  services @ $1.25 per share                                              -             -        81,250
  Conversion of preferred stock on September 18,
  2000 (Note K)                                                           -             -         (855)
  Shares issued October 13, 2000,  in exchange for
  services @ $1.25 per share                                              -             -         1,325
  Shares issued October  30, 2000, shares issued in
  exchange for services @ $1.25 per share                                 -             -        25,000
  Shares issued November 9, 2000,  in exchange for
  services @ $1.25 per share                                              -             -         3,125
  Shares issued December   1, 2000,  issued in
  exchange for services @ $ 1.25 per share                                -             -           625
  Operating expenses incurred by principal
  shareholder (Note G)                                                    -             -         6,000
  Net loss
                                                                (856,968)               -     (856,968)
                                                           ----------------       -------   -----------
  Balance at December 31, 2000                             $    (1,507,786)       $     -   $ (616,382)
                                                           ================       =======   ===========



           See accompanying notes to consolidated financial statements
                                       F-8

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,


                                                                                                               Period from July
                                                                                                              29, 1997 (date of
                                                                                                              inception) through
                                                                                  2000           1999          December 31,2000
                                                                                  ----           ----          ----------------
Increase (decrease) in cash and equivalents:
Cash flows from operating activities
Net loss for the period from continuing operations                             $ (917,192)     $  (196,574)        $  (1,238,855)
Adjustments to reconcile net earnings to net cash provided by operating activities:
         Loss from discontinued operations                                        (18,750)        (241,471)             (352,905)
          Amortization                                                              98,093                -                98,093
         Organization and acquisition costs expensed                                     -                -                11,553
         Common stock issued in exchange for services                              192,283          180,000               385,838
         Disposal of  business segment, net                                         78,974                -                78,974
          Common stock issued in exchange for debt                                  83,498                -               108,498
         Preferred stock issued in exchange for services                                 -              855                   855
         Conversion of preferred stock                                               (855)                -                 (855)
         Write off of acquired asset                                                     -            5,000                 5,000
         Expenses paid by principal shareholder                                      6,000            6,000                20,925
         Expenses paid by shareholders in exchange for    common stock                   -           25,000                25,000
         (Increase) decrease in:
                   Advances                                                        (5,000)                -               (5,000)
              Increase (decrease) in:
            Accounts payable and accrued expenses, net                                               22,499              (17,686)
                                                                                  --------        ---------             ---------
                                                                                  (54,475)
             Net cash used in operating activities                               (537,424)        (198,691)             (875,565)
Cash flows from investing activities:
             Acquisition of film and footage production costs                     (53,255)                -              (53,255)
             Cash acquired in connection with acquisition                                            35,207                35,207
                                                                                  --------        ---------             ---------
                                                                                         -
             Net cash provided form investing activities                          (53,255)           35,207              (18,048)
Cash flows provided (used) in financing activities:
             Advances from officer, net                                             55,724          120,054               317,453
             Proceeds from issuance of notes payable                               557,000                -               557,000
             Proceeds from issuance of common stock, net                                             79,000                79,000
                                                                                  --------        ---------             ---------
                                                                                         -
             Net cash, provided (used) in financing activities                     612,724          199,054               953,453
                                                                                  --------        ---------             ---------
             Net (decrease) increase in cash and equivalents                        22,045           35,570                59,840
             Cash and equivalents at beginning of period                            37,795            2,225                     -
                                                                                  --------        ---------             ---------
             Cash and equivalents at end of period                                $ 59,840        $  37,795             $  59,840
                                                                                  ========        =========             =========
Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest                                            $    -          $     -               $     -
Cash paid during the period for taxes                                                    -                -                     -
Common stock issued for services                                                   192,283          180,000               385,838
Conversion of preferred stock                                                        (855)                -                 (855)
Preferred stock issued in exchange for services                                          -              855                   855
Contribution of shares to treasury by principal shareholder                              -          (2,821)               (2,821)
Common stock issued in exchange for debt                                            83,498                -                98,498
Acquisition:
         Assets acquired                                                                 -          379,704               379,704
                Goodwill                                                                 -          490,467               490,467
         Accumulated deficit                                                             -                -                     -
         Liabilities assumed                                                             -        (588,027)             (588,027)
         Common stock issued                                                                      (282,144)             (282,144)
                                                                                  --------        ---------             ---------
                                                                                         -
         Net cash paid for acquisition                                                                                          -
                                                                                  ========        =========             =========
                                                                                         -                -
Liabilities disposed of in disposition of business, net                             79,374                                 79,374
                                                                                  ========        =========             =========
                                                                                                          -
Net cash received in disposition of business                                        $    -           $    -              $      -
                                                                                  ========        =========             =========



           See accompanying notes to consolidated financial statements
                                       F-9

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999

NOTE A-SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Business and Basis of Presentation

Cavalcade of Sports Media, Inc. (the "Company") is in the development stage and its efforts have been principally devoted to developing a sports entertainment business, which will provide 24 hours per day broadcasting from a library of nostalgic sports films and footage to paid subscribers. To date the Company has generated no sales revenues, has incurred expenses, and has sustained losses. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise. For the period from inception through December 31, 2000, the Company has accumulated losses of $ 1,507,786.

The consolidated financial statements include the accounts of Cavalcade of Sports Media, Inc. and its wholly-owned subsidiaries, Cavalcade of Sports Network, Inc. and Global Group International, Inc. Significant intercompany transactions have been eliminated in consolidation.

Revenue Recognition

The Company will follow a policy of recognizing subscriber fee income as revenue in the period the service is provided.

Film Library

The inventories of the Company's nostalgic sports film and footage ("Film Library") are stated at the lower of unamortized acquisition cost or net realizable value. Cost principally consists of direct acquisition costs of the films and footage of previously televised programs and events, post-production costs, and production overhead. The Company's Film Library is amortized on a straight-line basis over a period not to exceed five years starting once footage is ready for distribution. The straight line method of amortization is also used for tax purposes. The unamortized costs of the Film Library are classified as noncurrent assets.


Advertising

The Company follows the policy of charging the costs of advertising to expenses incurred. Advertising costs incurred during the years ended December 31, 2000 and 1999 were $ 20,373 and $ 0, respectively.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999

NOTE A-SUMMARY OF ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided based on the liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes". Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of acquired the company and is being amortized on a straight-line basis over a period not exceeding five years. Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill, the Company will evaluate the remaining useful life and balance of goodwill and make adjustments, if required. The Company's principal consideration in determining an impairment includes the strategic benefit to the Company of the particular asset or assets as measured by discounted current and expected future operating income of that specified group of assets and expected discounted future cash flows. Should impairment be identified, a loss would be reported to the extent that the carrying value of the related goodwill exceeds the fair value of that goodwill based upon the expected discounted future cash flows


 Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999

NOTE A-SUMMARY OF ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

Stock Based Compensation

The Company accounts for stock transactions in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees." In accordance with statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company has adopted the proforma disclosure requirements.

Liquidity

Cavalcade of Sports Media, Inc. (the "Company") is in the development stage and its efforts have been principally devoted to developing a sports entertainment business, which will provide 24 hours per day broadcasting from a library of nostalgic sports films and footage to paid subscribers. To date the Company has generated no sales revenues, has incurred expenses, and has sustained losses. As shown in the accompanying financial statements, the Company incurred a net loss of $ 856,920 during the year ended December 31, 2000 and $ 438,045 during the year ended December 31, 1999. The Company's current liabilities exceeded its current assets by $ 1,401,508 as of December 31, 2000. For the period from inception through December 31, 2000, the Company has accumulated losses of $ 1,507,786. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999

NOTE A-SUMMARY OF ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company does not have any items of comprehensive income in any of the periods presented.

 Segment Information

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segments.

Net Loss Per Share

The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrants have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material.

New Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pension and Other -Post Employment Benefits ("SFAS 132") in the year ended December 31, 1999. SFAS No. 132 establishes disclosure requirements regarding pension and post employment obligations. SFAS No. 132 does not affect the Company as of December 31, 1999.

The Company adopted Statement of Financial Standards No. 133, Accounting for Derivative Instruments and for Hedging Activities ("SFAS No. 133") in the year ended December 31, 1999. SFAS No. 133 requires that certain derivative instruments be recognized in balance sheets at fair value and for changes in fair value to be recognized in operations. Additional guidance is also provided to determine when hedge accounting treatment is appropriate whereby hedging gains and losses are offset by losses and gains related directly to the hedged item. SFAS No. 133's impact on the Company's consolidated financial statements is not expected to be material as the Company has not historically used derivative and hedge instruments.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999


NOTE A-SUMMARY OF ACCOUNTING POLICIES (continued)


In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (" SAB 101"), Revenue Recognition in Financial Statements, which will become effective December 31, 2000. The Company does not expect the standard to have a material effect on its financial condition or operating results.

In March 2000, the Financial Accounting Standards Board issued interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". FIN 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 2, 2000 but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of FIN 44 did not have an affect on the Company's financial statements but may impact the accounting for grants or awards in future periods

In June, 2000, Statement of Position No. 00-2, Accounting for Producers or Distributors of Films, was issued, which replaces SFAS no. 53, Financial Reporting by Producers and Distributors of Motion Picture Films. The accounting standard establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. This pronouncement is effective for fiscal years beginning after December 15, 2000, but earlier application is acceptable. The Company believes that it is already in substantial compliance with the accounting requirements as set forth in this new pronouncement, and therefore believes that adoption will not have a material effect on financial condition or operating results.

NOTE B- FILM LIBRARY

The Company's Film Library is comprised of nostalgic sports films and footage which resides in the public domain. The Company may not have enforceable legal rights to control the access and distribution of the content of these films and footage.

The Company's Film Library at December 31, 2000 and 1999 consists of the following:


                                                                                               2000            1999
                                                                                               ----            ----
   Nostalgic sports films and footage acquisition and direct production  costs            $ 392,752       $ 339,497
                                                                                          =========       =========

Post production costs capitalized during the years ended December 31, 2000 and 1999 were $23,948 and $ 0, respectively.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999


NOTE C- ACQUISITION

In December 1999 the Company acquired Cavalcade of Sports Network, Inc., in exchange for $282,144 consisting of 2,821,440 shares of the Company's common stock in a transaction accounted for using the purchase method of accounting. From its inception and up to its acquisition by the Company, Cavalcade of Sports Network, Inc. did not operate a business, and as such did not have any revenue producing activities, employees, market distribution system, sales force, customers, production techniques and or trade names.

The total purchase price and carrying value of the net assets acquired of Cavalcade of Sports Network, Inc. were as follows:

          Current assets                                             $  40,207
          Film footage                                                 339,497
          Goodwill                                                     490,467
          Liabilities assumed                                        (588,027)
                                                                    ----------
                                                                    $  282,144
                                                                    ==========


The Company valued the common stock issued to Cavalcade of Sports Network, Inc. at $.10 per share, which approximated the fair value of the Company's common stock at the date of acquisition. The Company has recorded the carryover basis of the net assets acquired, which did not differ materially from their fair value and its operating results have been included in the Company's consolidated financial statements since the date of purchase.

In connection with the acquisition of Cavalcade of Sports Network, Inc., the Company agreed to issue its common stock in exchange for an aggregate of the $ 463,498 of the liabilities assumed. During the year ended December 31, 2000, the Company issued 66,798 shares of restricted common stock in exchange for $83,498 of assumed liabilities. The Company shall also offer the Company's common stock, subject to registration, to the holders of $380,000 of debt (see Note F). The balance of the liabilities assumed, $ 124,529, is payable in cash. As of December 31, 2000, $ 83,175 remains outstanding and the Company intends to pay these amounts within the next twelve months, subject to the availability of sufficient working capital.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999



NOTE D- NOTES PAYABLE

Notes payable at December 31, 2000 and 1999 are as follows:

                                                                                2000               1999
                                                                                ----               ----

12 % convertible subordinated payable , unsecured and due December 31, 2000;
Noteholder has the option to convert unpaid note principal together with accrued and unpaid interest to the Company's common stock thirty (30) days following the effectiveness of the registration of the Company's common stock under the Securities Act of 1933 at a rate of $1.25 per share. In the event the unpaid principal amount of the notes, together with any accrued and unpaid interest, are not converted , or paid in full by December 31, 2000 then interest accrues at 18% per annum until paid in full. The Company is in default under the terms of the Note Agreements (See

Note L)                                                                           $   457,000          $   -
18% note payable, unsecured ; principal and  together with accrued interest  due February 2001; guaranteed by the Company's President
                                                                                      100,000              -
                                                                                  ----------           -----
                                                                                      557,000              -
Less: current portion                                                               (557,000)              -
                                                                                  ----------           -----
                                                                                    $       -          $   -
                                                                                  ===========          =====

NOTE E-INCOME TAXES

Financial Accounting Standard No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

At December 31, 2000, the Company has available for federal income tax purposes a net operating loss carryforward of $ 1,500,000, expiring the year 2020, that may be used to offset future taxable income. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earnings history of the Company, it is more likely than not that the benefits will not be realized. Due to significant changes in the Company's ownership, the Company's future use of its existing net operating losses may be limited.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999



NOTE E-INCOME TAXES (continued)


Components of deferred tax assets as of December 31, 2000 are as follows:

                Non current:
                Net operating loss carryforward                       $
                                                                       510,000
                Valuation allowance                                  (510,000)
                                                                     ---------
                Net deferred tax asset                                  $    -
                                                                        ======


NOTE F-CAPITAL STOCK

The Company has authorized 100,000,000 shares of common stock , with a par value of $.001 per share. The Company has also authorized 10,000,000 shares if preferred stock, with a par value of $.001 per share.

The Company's predecessor was Tren Property Corp., an inactive company with no significant operations incorporated under the laws of the State of Delaware in July 1997. The Company issued 11,553,100 shares of common stock to the initial shareholders in exchange for initial organization costs. The stock issued was valued at $.001 per share, which represents the fair value of the services received. In February 1998, Tren Property Corp. changed its name to Gemma Global, Inc. ("Gemma").

In April 1998, the shareholders of Gemma exchanged all of their outstanding shares on a share for share basis for shares of the common stock of Gemma Global, Inc., an inactive company with no significant operations, organized under the laws of the State of Nevada ("Company"). The Company's sole asset was a License Agreement granting the Company the right to manufacture and distribute women's shoes (see Note F). The Company issued 10,000 shares of common stock to the shareholders of Gemma Global, Inc. in exchange for the License Agreement. The stock issued was valued at $.001 per share, which represents the fair value of the License Agreement.

In December 1998, the Company's Board of Directors approved a one (1) share for one thousand (1,000) share reverse stock split. The accompanying financial statements have been restated to give effect for the reverse split.

In December 1998, the Company issued 1,112,500 shares of common stock to non-employees in exchange for legal and financial advisory services rendered to the Company. The stock issued was valued at approximately $.002 per share, which represents the fair value of the services received which did not differ materially from the value of the stock issued.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999

NOTE F-CAPITAL STOCK (continued)


In December 1998, the Company issued 8,333,333 shares of common stock in exchange for a $ 15,000 loan payable to the Company's principal shareholder and Chief Executive Officer. The Shareholder subsequently issued an aggregate of 2,625,000 of the shares of stock to certain consultants deemed essential to the continuance of the Company's principal business at the time, that of developing a shoe manufacturing, sales and distribution enterprise. In accordance with Staff Accounting Bulletin Topic 5-T, the Company accounted for the consulting expense as a current expense and a corresponding capital contribution. The stock issued was valued at $ 2,925, or approximately $.002 per share, which represents the fair value of the stock issued.

In March 1999, the Company was renamed Pioneer 2000, Inc. In December, 1999 the Company was renamed Cavalcade of Sports Media, Inc.

In April 1999, the Company issued 4,000 shares of common stock in exchange for $ 4,000 in connection with a private placement memorandum.

In April 1999, the Company issued 180,000 shares of common stock to a non-employee in exchange for financial advisory services rendered to the Company. The stock issued was valued at $1.00 per share, which represents the fair value of the stock issued, which did not differ materially from the value of the services received.

In May 1999, the Company authorized and issued a series of 855,000 shares of the Company's preferred stock as convertible preferred stock ("1999 Global Group Series") to the Company's management and advisors who had been unsuccessful in developing the Company's shoe apparel business segment in exchange for those individuals continuing to devote their services to developing the shoe business segment. At the time of the issuance of the preferred shares, the Company's shoe apparel segment had no operations, liabilities in excess of its assets and was in default under the terms of its License Agreements (see Note G).The stock issued was valued at approximately $.001 per share, which represents the fair value of the stock issued, which did not differ materially from the value of the services rendered.

The holders of the convertible preferred stock shall only be entitled to receive dividends from earnings of the Company's wholly-owned subsidiary, Global Group International, Inc. Global International, Inc.'s principal asset is the License Agreement to manufacture and distribute women's' shoes (see Note K). Such dividends shall be equal to ten percent (10%) of the subsidiary's earnings on a quarterly basis. Earnings are defined as net income after taxes. Any earned, but unpaid dividends shall be accrued. In the event of liquidation, dissolution, or winding up of the Company, the holders of the 1999 Global Group Series convertible preferred stock shall be entitled to receive out of assets of the Company, solely the common stock of Global Group, International, Inc. (see Notes J and K).

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999

NOTE F-CAPITAL STOCK (continued)


In December 1999, the Company issued 1,000,000 shares of common stock in exchange for $75,000 and payment of $ 25,000 of Company expenses, in connection with a private placement to accredited investors.

In connection with the acquisition of Cavalcade of Sports Network, Inc., the Company assumed a $ 380,000 liability representing advances by private investors to Cavalcade of Sports Network, Inc. Subject to the Company registering its common stock, the Company has agreed to offer shares of the Company's common stock to the investors in exchange for the advances based upon the price per share of the registration.

During the year ended December 31, 2000, the Company issued 66,798 shares of common stock in exchange for debts assumed by the Company in connection with its acquisition of Cavalcade of Sports Network, Inc. (see Note C). The Company valued the shares issued at $1.25 per share , which approximated the fair value of the shares at the dates of issuance. .

During the year ended December 31, 2000, the Company issued 153,826 shares of the Company's common stock to consultants in exchange for services provided to the Company. The Company valued the shares issued at $1.25 per share, which approximated the fair value of the shares issued during the periods the services were rendered. The compensation cost of $192,282 was charged to income during the year ended December 31, 2000.


NOTE G-COMMITMENTS AND CONTINGENCIES

Lease Commitments

Beginning in January 1998, the Company began leasing office space in the residence of the Company's President on a month-to-month basis in Del Mar, California at a rate of $ 500 per month. In accordance with Staff Accounting Bulletin Topic 5-T, the Company accounted for the occupancy expense as a current expense and a corresponding capital contribution. Rental expense charged to operations in 2000 and 1999 was $6,000 per year, respectively.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999


NOTE G-COMMITMENTS AND CONTINGENCIES (continued)

Consulting Agreements

The Company has consulting agreements with outside contractors, certain of whom are also Company stockholders. directors and officers. The Agreements are generally for a term of 12 months from inception and renewable automatically from year to year unless either the Company or Consultant terminates such engagement by written notice.

License Agreements

In January, 1999, the Company's sole director, officer and shareholder assigned to the Company various License Agreements in exchange for 10 shares of the Company's issued and outstanding common stock. The agreements grant the Company the right to manufacture and distribute women's shoes in exchange for a minimum annual royalty equal to the greater of 6% of net sales or $25,000 per year. The agreements expire in 2017. The Company is in default under the terms of the License Agreements due to non-payment of the minimum annual royalties (see Note
K).


NOTE H-RELATED PARTY TRANSACTIONS

From the Company's inception in July 1997, the Company's Officer, Director and principal shareholder has advanced funds to the Company for working capital purposes. No formal repayment terms or arrangements exist. The net amount of the advances due the officer at December 31, 2000 and 1999 were $ 317,454 and $ 261,729, respectively.

NOTE I-LOSSES PER SHARE

The following table presents the computation of basic and diluted losses per share:

                                                   2000                1999
                                                   ----                ----

Loss available for common shareholders           $ (856,968)          $(438,045)
                                                 ===========          ==========
Basic and fully diluted loss per share            $    (.08)           $   (.04)
                                                  ==========           =========
Weighted average common shares outstanding        10,762,172          10,050,500
                                                  ==========          ==========

Net loss per share is based upon the weighted average of shares of common stock outstanding. In December 1998, a one (1) for one thousand (1,000) reverse stock split of the Company's common stock was effected (See Note F). Accordingly, all historical weighted average share and per share amounts have been restated to reflect the reverse stock split.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999

NOTE J - SEGMENT INFORMATION

The Company's operations are classified into two reportable segments: Shoe apparel and sports entertainment. The Company's two reportable segments are managed separately based on fundamental differences in their operations.

The shoe apparel segment is a development stage enterprise and its efforts have been principally devoted to marketing and manufacturing women's designer shoes. From its inception, the shoe apparel segment has generated no sales, incurred expenses and has sustained losses. In September 2000, the Company discontinued the operation of the shoe apparel segment (see Notes F and K).

The sports entertainment segment is a development stage enterprise and its efforts have been principally devoted to developing a sports entertainment business, which will provide 24 hours per day broadcasting from a library of nostalgic sports programming and footage to paid subscribers.

From its inception, the sports entertainment segment has generated no sales, incurred expenses and has sustained losses.

Segment operating losses is total segment revenue reduced by operating expenses identifiable with that business segment. Corporate includes general corporate administrative costs.

The Company evaluates performance and allocates resources based upon operating income or loss. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. There are no inter-segment sales.


                                                               December 31, 2000        December 31, 1999
                                                               -----------------        -----------------

Revenue received from external customers:
Sports entertainment                                            $      -                     $     -
Shoe apparel                                                           -                           -
                                                                ---------                   ---------
    Total - revenues                                                   -                           -
                                                                =========                   =========
Operating ( Loss):
Sports entertainment                                             $(494,988)                  $     -
Shoe apparel (discontinued in 2000, see Note K)                        -                           -
Corporate General and Administrative Expenses                     (422,204)                   (196,574)
                                                                ---------                   ---------
   Total Segment Operating Loss                                   (917,192)                  $(196,574)
                                                                =========                   =========
 Segments Assets:
Sports entertainment                                             $ 849,966                   $ 788,353
Shoe apparel                                                           -                           -
 Corporate                                                             -                         2,589
                                                                ---------                   ---------
    Total Segment Assets                                         $ 849,966                   $ 790,942
                                                                 =========                   =========

                                      CAVALCADE OF SPORTS MEDIA, INC.
                                      (A developmental stage company)
                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         DECEMBER 31, 2000 and 1999

NOTE J - SEGMENT INFORMATION (continued)

Capital Expenditures:
Sports entertainment                                  $ 53,255         $    -
Shoe apparel                                                 -              -
Corporate                                                    -              -
                                                     ---------        -------
  Total Capital Expenditures                         $  53,255         $    -
                                                     =========         ======


Depreciation and Amortization:
Sports Entertainment                                    98,093              -
Shoe Apparel                                                 -              -
Corporate                                                    -              -
                                                     ---------        -------
   Total Depreciation and Amortization               $  98,093        $     -
                                                     =========        =======


NOTE K- DISCONTINUED OPERATIONS

On September 18, 2000, the holders of the Company's preferred stock elected to convert their shares to common stock of Global Group International, Inc. (see Note F). As a result of the conversion, the Company's interest in Global Group International, Inc., which represented the Company's shoe business segment, was reduced from 100% to less than 1%. As a result of the spin off of the subsidiary , the Company's shoe business segment is accounted for a discontinued operation, and accordingly, the amounts in the financial statements and related notes for all periods shown have been restated to reflect discontinued operations accounting.

In connection with the election, the Company cancelled the previously issued and outstanding 855,000 shares of the preferred stock as convertible preferred stock ("1999 Global Group Series") . The discontinued operations had no assets and had negative book value. Net current liabilities consisted of accrued expenses incurred in connection with unpaid minimum royalties due under license agreements to manufacture and distribute women's shoes (see Note G). The holders of the preferred shares paid no monetary consideration to the Company. In September, 2000, the holder of the license agreements legally released the Company from its past and future obligations under the terms of the agreements, and as a result, the Company de-recognized the $78,974 of unpaid and previously accrued minimum royalties. Accordingly, the Company recorded a net gain of $ 78,974 during the year ended December 31, 2000 in connection with the disposal of the shoe business segment.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999

NOTE K- DISCONTINUED OPERATIONS (continued)

The financial statements reflect the operating results and balance sheet items of the discontinued operations separately from continuing operations. Prior years have been restated. Operating results for the discontinued operations for the year ended December 31, 2000 and 1999 were:

                                         2000                    1999
                                         ----                    ----
Revenues                             $       -                  $         -
Expenses                                 18,750                    (241,471)
                                     ----------                 ------------
Net (loss)                           $ (18,750)                 $  (241,471)
                                     ==========                 ============

NOTE L- SUBSEQUENT EVENT

Subsequent to the date of the accompanying financial statements, the Company received $ 140,000 of proceeds from a private placement of the Company's capital notes payable See Note D). The Notes mature on December 31, 2001 and bear interest at 12% per annum.

NOTE  M- GOING CONCERN MATTERS

The accompanying statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements during the years ended December 31, 2000 and 1999, the Company incurred losses from operations of $ 917,192 and $ 196,574 respectively. In addition, the Company is currently in default under the terms of the Capital Note obligations (see Note D). These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company is actively pursuing additional equity financing through discussions with investment bankers and private investors. There can be no assurance the Company will be successful in its effort to secure additional equity financing.

If operations and cash flows continue to improve through these efforts, management believes that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations or the resolution of its liquidity problems.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve it's liquidity problems. Management anticipates the Company will attain profitable status and improve its liquidity through the continued developing, marketing and selling of its services and additional equity investment in the Company. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                      CONDENSED CONSOLIDATED BALANCE SHEET




                                                   March 31, 2001   December 31,
                                                     (Unaudited)         2000
                                                     -----------         ----



CURRENT ASSETS:

         Cash and equivalents                        $ 14,915          $ 59,840
              Advances                                  5,000             5,000
                                                        -----           -----
                  Total current assets                 19,915            64,840

PROPERTY, PLANT AND EQUIPMENT
             Office equipment, net                      1,605                 -

OTHER ASSETS:
            Film library, at cost (Note B)            495,077           392,752
         Goodwill, net of amortization                367,851           392,374
                                                      -------           -------
                                                      862,928           785,126

                                                    $ 884,448         $ 849,966
                                                    =========         =========



       See accompanying notes to unaudited condensed financial statements

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                      CONDENSED CONSOLIDATED BALANCE SHEET


                                                                              March 31, 2001
                                                                               (Unaudited)    December 31,
                                                                               ----------        2000
                                                                                                 ----
         LIABILITIES

CURRENT LIABILITIES:

         Accounts payable and accrued expenses (Note D)                            $ 214,604      $ 211,895
             Other accrued liabilities (Note D)                                      380,000        380,000
              Notes payable (Note C)                                                 706,950        557,000
         Advances from officers  (Note E)                                            317,453        317,453
                                                                                     -------        -------

                  Total current liabilities                                        1,619,007      1,466,348


DEFICIENCY IN STOCKHOLDERS' EQUITY (NOTE D)

          Preferred stock, par value, $.001 per share; 10,000,000 shares authorized; none issued at March 31, 2001 and December 31, 2000
                                                                                           -              -
          Common stock,  par value, $.001 per share; 100,000,000     shares
          authorized ; 11,063,124 issued at March  31, 2001;  10,863,124
          issued at December 31, 2000                                                 11,063         10,863
         Additional paid-in-capital                                                1,131,840        880,541
         Deficit accumulated during development stage                            (1,877,462)    (1,507,786)
                                                                                 -----------    -----------
             Deficiency in stockholders' equity                                    (734,559)      (616,382)

                                                                                   $ 884,448      $ 849,966
                                                                                   =========      =========



       See accompanying notes to unaudited condensed financial statements

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                   CONDENSED CONSOLIDATED STATEMENTS OF LOSSES



                                                                                                     Period from July
                                                                                                      29, 1997 (date
                                                                 Three Months       Three Months       of inception)
                                                               Ended march 31,    Ended March 31,      through March
                                                                     2001               2000             31, 2001
                                                                     ----               ----         ----------------

Revenues:                                                                 $    -             $    -             $    -

Cost and expenses:
              General and administrative                                 329,380             91,796          1,438,188
               Interest                                                   15,773                106             47,623
              Depreciation and  amortization                              24,523             24,523            122,616
                                                                  --------------     --------------         -----------
              Total costs and expenses                                   369,676            116,425          1,608,427
Loss from operations                                                   (369,676)          (116,425)        (1,608,427)
Other income:
             Miscellaneous income                                              -                  -              4,766
             Interest income                                                   -                 53                130
                                                                  --------------     --------------         -----------
                                                                               -                 53              4,896
Loss from continuing operations, before income taxes and
discontinued operations                                                (369,376)          (116,372)        (1,603,531)
Income (taxes) benefit                                                         -                  -                  -
                                                                  --------------     --------------         -----------
Loss  from   continuing   operations,   before   discontinued
operations                                                             (369,376)          (116,372)        (1,603,531)
Loss from discontinued operations (Note F)                                     -           (23,675)          (352,905)
Income on disposal of discontinued operations  (Note F)
                                                                               -                  -             78,974
                                                                  --------------     --------------         -----------
              Net loss                                               $ (369,376)        $ (140,047)       $(1,877,462)
                                                                     ===========        ===========       ============



Income (loss) per common share (basic and assuming dilution)
                                                                        $ (0.03)           $ (0.01)           $ (0.27)
                                                                        ========           ========           ========
Continuing operations                                                     (0.03)             (0.01)             (0.23)
Discontinued operations                                                        -                  -             (0.04)

Weighted average common shares outstanding                            10,762,172         10,663,878          6,716,822
                                                                      ==========         ==========          =========



       See accompanying notes to unaudited condensed financial statements
                                      F-26


                                        CAVALCADE OF SPORTS MEDIA, INC.
                                          (A developmental stage company)
                      CONDENSED CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY
                      FOR THE PERIOD JULY 29, 1997 (DATE OF INCEPTION) THROUGH MARCH 31, 2001


                                                        Preferred   Stock         Common     Stock          Additional
                                                          Shares     Amount       Shares       Amount    Paid-in-Capital
                                                          ------     ------       ------       ------    ---------------

   Shares issued at date of inception (July 29, 1997)
   to founders in exchange for contribution of
   organization costs valued @ $.91 per share, as                -      $   -        12,657       $  12         $  11,541
   restated (Note D)
   Net loss                                                      -
                                                         ---------  -----------  ----------  ----------- -----------------
                                                                            -             -           -                 -
   Balance at December 31, 1997 as restated                      -          -        12,657          12            11,541
   Shares issued January 1, 1998 in exchange for
   Gemma Global, Inc., valued @ $.001 per share, as              -          -            10           -                 -
   restated (Note D)
   Shares issued December 22, 1998 to consultants in
   exchange for services valued @  $.002 per share               -          -     1,112,500       1,113               889
   (Note D)
   Shares issued December 22, 1998 to President  in
   exchange for  debt  valued @  $.002 per share                 -          -     8,333,333       8,333             6,667
   (Note D)
   Operating expenses incurred by principal                      -          -             -           -             8,925
   shareholder
   Net loss
                                                         ---------  -----------  ----------  ----------- -----------------
                                                                 -          -             -           -                 -
   Balance at December 31, 1998                                                   9,458,500       9,458            28,022
   Shares issued on April 13, 1999 for cash  in
   connection with private placement @ $ 1.00 per                -          -         4,000           4             3,996
   share (Note D)
   Shares issued on April 13, 1999 to consultants  in
   exchange for services valued @  $1.00 per share               -          -       180,000         180           179,820
   (Note D)
   Shares issued May 28, 1999 in exchange for
   services valued @ $.001 per share   (Note D)            855,000        855             -           -                 -
   Contribution of  shares to treasury on September
   30, 1999 by principal shareholder (Note D)                    -          -   (2,821,440)           -             2,821
   Shares issued on November 12, 1999 for cash in
   connection with private placement @ $ .10 per                 -          -     1,000,000       1,000            99,000
   share (Note D)
   Release of shares held in treasury and acquisition
   of Cavalcade of Sports Network, Inc. on December              -          -     2,821,440           -           279,323
   16, 1999  (Note D)
   Operating expenses incurred by principal
   shareholder                                                   -          -             -           -             6,000
   Net loss
                                                         ---------  -----------  ----------  ----------- -----------------
                                                                 -          -             -           -                 -
   Balance at December 31, 1999                            855,000      $ 855    10,642,500    $ 10,642         $ 598,982
                                                         =========  ===========  ==========  =========== =================








                                                        Deficit Accumulated     Treasury       Total
                                                        During Development       Stock         -----
                                                             Stage               -----
                                                             -----
   Shares issued at date of inception (July 29, 1997)
   to founders in exchange for contribution of
   organization costs valued @ $.91 per share, as                  $       -          $   -    $ 11,553
   restated (Note D)
   Net loss
                                                                   ---------  -------------   ---------
                                                                           -              -           -
   Balance at December 31, 1997 as restated                                -              -      11,553
   Shares issued January 1, 1998 in exchange for
   Gemma Global, Inc., valued @ $.001 per share, as                        -              -           -
   restated (Note D)
   Shares issued December 22, 1998 to consultants in
   exchange for services valued @  $.002 per share                         -              -       2,002
   (Note D)
   Shares issued December 22, 1998 to President  in
   exchange for  debt  valued @  $.002 per share                           -              -      15,000
   (Note D)
   Operating expenses incurred by principal                                -              -       8,925
   shareholder
   Net loss                                                        (212,773)                  (212,773)
                                                                   ---------  -------------   ---------
                                                                                          -
   Balance at December 31, 1998                                    (212,773)              -   (175,293)
   Shares issued on April 13, 1999 for cash  in
   connection with private placement @ $ 1.00 per                          -              -       4,000
   share (Note D)
   Shares issued on April 13, 1999 to consultants  in
   exchange for services valued @  $1.00 per share                         -              -     180,000
   (Note D)
   Shares issued May 28, 1999 in exchange for
   services valued @ $.001 per share   (Note D)                            -              -         855
   Contribution of  shares to treasury on September
   30, 1999 by principal shareholder (Note D)                              -        (2,821)           -
   Shares issued on November 12, 1999 for cash in
   connection with private placement @ $ .10 per                           -              -     100,000
   share (Note D)
   Release of shares held in treasury and acquisition
   of Cavalcade of Sports Network, Inc. on December                        -          2,821     282,144
   16, 1999  (Note D)
   Operating expenses incurred by principal
   shareholder                                                             -              -       6,000
   Net loss                                                        (438,045)                  (438,045)
                                                                   ---------  -------------   ---------
                                                                                          -
   Balance at December 31, 1999                                $  ( 650,818)         $    -  $ (40,339)
                                                                   =========  =============   =========




       See accompanying notes to unaudited condensed financial statements
                                      F-27


                                             CAVALCADE OF SPORTS MEDIA, INC.
                                             (A developmental stage company)
                         CONDENSED CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY
                         FOR THE PERIOD JULY 29, 1997 (DATE OF INCEPTION) THROUGH MARCH 31, 2001
                                                       (continued)



                                                           Preferred     Stock           Common    Stock      Additional
                                                            Shares      Amount           Shares   Amount    Paid-in-Capital
                                                            ------      ------           ------   ------    ---------------

      Balance forward                                        855,000        $ 855    10,642,500   $ 10,642      $  598,982
      Shares issued in March  2000 in exchange for debt
      @ $1.25 per share                                            -            -        61,798         62          77,185
      Shares issued on March  28, 2000 in exchange for
      services  @ $1.25 per share                                  -            -         2,100          2           2,623
      Shares issued on April  27, 2000 in exchange for
      services @ $1.25 per share                                   -            -         7,500          8           9,367
      Shares issued  on May 8, 2000 in exchange for
      services @ $1.25 per share                                   -            -        12,500         13          15,612
      Shares issued May 17, 2000 in exchange for
      services @ $1.25 per share                                   -            -        25,000         25          31,225
      Shares issued June , 2000 in exchange for debt  @            -            -         4,000          4           4,996
      $1.25 per share
      Shares issued June, 2000 in exchange for services
      @ $1.25 per share                                            -            -        17,666         18          22,065
      Shares issued July 25, 2000 in exchange for debt @
      $1.25 per share                                              -            -         1,000          1           1,249
      Shares issued August , 2000 in exchange for
      services @ $1.25 per share                                   -            -        65,000         65          81,185
      Conversion of preferred stock on September 18,       (855,000)        (855)             -          -               -
      2000 (Note D)
      Shares issued October 13, 2000,  in exchange for
      services @ $1.25 per share                                   -            -         1,060          1           1,324
      Shares issued October  30, 2000, shares issued in
      exchange for services @ $1.25 per share                      -            -        20,000         20          24,980
      Shares issued November 9, 2000,  in exchange for
      services @ $1.25 per share                                   -            -         2,500          2           3,123
      Shares issued December   1, 2000,  issued in
      exchange for services @ $ 1.25 per share                     -            -           500          -             625
      Operating expenses incurred by principal shareholder         -            -             -          -           6,000
      Net loss
                                                           -------------  -------    ----------    -------     -----------
      Balance at December 31, 2000                                              -    10,863,124
                                                                   -                                10,863         880,541
      Shares Issued in January 2001, in exchange for
      Services at $1.25 per share                                  -            -       200,000        200         249,800
      Operating expenses incurred by principal  shareholder        -            -             -          -           1,500


      Net Loss for Period ended March 31, 2001
                                                           -------------  -------    ----------    -------     -----------
      Balance at March 31, 2001                                           $     -    11,063,124    $11,063     $ 1,131,841
                                                           =============  =======    ==========    =======     ===========





                                                            Deficit Accumulated     Treasury        Total
                                                             During Development       Stock         ------
                                                                 Stage                -----
                                                              ---------------
      Balance forward                                              $    (650,818)       $     -    $ (40,339)
      Shares issued in March  2000 in exchange for debt
      @ $1.25 per share                                                         -             -        77,248
      Shares issued on March  28, 2000 in exchange for
      services  @ $1.25 per share                                               -             -         2,625
      Shares issued on April  27, 2000 in exchange for
      services @ $1.25 per share                                                -             -         9,375
      Shares issued  on May 8, 2000 in exchange for
      services @ $1.25 per share                                                -             -        15,625
      Shares issued May 17, 2000 in exchange for
      services @ $1.25 per share                                                -             -        31,250
      Shares issued June , 2000 in exchange for debt  @                         -             -         5,000
      $1.25 per share
      Shares issued June, 2000 in exchange for services
      @ $1.25 per share                                                         -             -        22,083
      Shares issued July 25, 2000 in exchange for debt @
      $1.25 per share                                                           -             -         1,250
      Shares issued August , 2000 in exchange for
      services @ $1.25 per share                                                -             -        81,250
      Conversion of preferred stock on September 18,                            -             -         (855)
      2000 (Note D)
      Shares issued October 13, 2000,  in exchange for
      services @ $1.25 per share                                                -             -         1,325
      Shares issued October  30, 2000, shares issued in
      exchange for services @ $1.25 per share                                   -             -        25,000
      Shares issued November 9, 2000,  in exchange for
      services @ $1.25 per share                                                -             -         3,125
      Shares issued December   1, 2000,  issued in
      exchange for services @ $ 1.25 per share                                  -             -           625
      Operating expenses incurred by principal shareholder                      -             -         6,000
      Net loss                                                          (856,968)                   (856,968)
                                                                    -------------     ----------  -----------
      Balance at December 31, 2000
                                                                      (1,507,786)             -     (616,382)
      Shares Issued in January 2001, in exchange for
      Services at $1.25 per share                                               -             -       250,000
      Operating expenses incurred by principal  shareholder                     -             -         1,500
                                                                                -             -         -----

      Net Loss for Period ended March 31, 2001                          (369,676)                   (369,676)
                                                                    -------------     ----------  -----------
      Balance at March 31, 2001                                     $ (1,877,462)                 $ (734,559)
                                                                    =============     ==========  ===========





       See accompanying notes to unaudited condensed financial statements
                                      F-28

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                            Three months     Three Months      Period from July
                                                                             Ended March     Ended March      29, 1997 (date of
                                                                               31, 2001        31, 2000       inception) through
                                                                               --------        --------        March 31,2001
                                                                                                               ---------------
Increase (decrease) in cash and equivalents:
Cash flows from operating activities
Net loss for the period from continuing operations                             $ (369,676)      $ (140,047)         $ (1,608,531)
Adjustments to reconcile net earnings to net cash provided by operating activities:
         Loss from discontinued operations                                               -                -             (352,905)
          Depreciation and amortization                                             25,523           24,523               122,616
         Organization and acquisition costs expensed                                     -                -                11,553
         Common stock issued in exchange for services                              250,000                -               635,838
         Disposal of  business segment, net                                              -                -                78,974
          Common stock issued in exchange for debt                                       -           77,185               108,498
         Preferred stock issued in exchange for services                                 -                -                   855
         Conversion of preferred stock                                                   -                -                 (855)
         Write off of acquired asset                                                     -                -                 5,000
         Expenses paid by principal shareholder                                      1,500            1,500                22,425
         Expenses paid by shareholders in exchange for    common stock                   -                -                25,000
         (Increase) decrease in:
                   Advances                                                              -                -               (5,000)
              Increase (decrease) in:
            Accounts payable and accrued expenses, net                               2,793         (59,864)               (9,893)
                                                                                 ---------       -----------             --------
             Net cash used in operating activities                                (90,860)         (96,703)             (966,425)
Cash flows from investing activities:
             Acquisition of film and footage production costs                    (102,325)         (52,014)             (155,580)
             Acquisition of Property, Plant and Equipment                          (1,690)                -               (1,690)
             Cash acquired in connection with acquisition                                                 -                35,207
                                                                                 ---------       -----------             --------
                                                                                         -
             Net cash provided form investing activities                         (104,015)         (52,014)             (122,063)
Cash flows provided (used) in financing activities:
             Advances from officer, net                                                  -            3,200               317,453
             Proceeds from issuance of notes payable, net of repayments            149,950          202,000               706,950
             Proceeds from issuance of common stock, net                                                                   79,000
                                                                                 ---------       -----------             --------
                                                                                         -                -
             Net cash, provided (used) in financing activities                     149,950          205,200             1,103,403
                                                                                 ---------       -----------             --------
             Net (decrease) increase in cash and equivalents                      (44,925)           56,483                14,915
             Cash and equivalents at beginning of period                            59,840           37,795                     -
                                                                                 ---------       -----------             --------
             Cash and equivalents at end of period                                $ 14,915         $ 94,278              $ 14,915
                                                                                  ========         ========              ========
Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest                                                 -                -                     -
Cash paid during the period for taxes                                                    -                -                     -
Common stock issued for services                                                   250,000                -               635,838
Conversion of preferred stock                                                            -                -                 (855)
Preferred stock issued in exchange for services                                          -                -                   855
Contribution of shares to treasury by principal shareholder                              -                -               (2,821)
Common stock issued in exchange for debt                                                 -           77,185                21,680
Acquisition:
         Assets acquired                                                                 -                -               379,704
                Goodwill                                                                 -                -               490,467
         Accumulated deficit                                                             -                -                     -
         Liabilities assumed                                                             -                -             (588,027)
         Common stock issued                                                                                            (282,144)
                                                                            --------------  ---------------- -------    ---------
                                                                                         -                -
         Net cash paid for acquisition                                              $    -           $    -                $    -
                                                                                    ======           ======                ======
Liabilities disposed of in disposition of business, net                             $    -           $    -           $    79,374
                                                                                    ======           ======           ===========
Net cash received in disposition of business                                        $    -           $    -                $    -
                                                                                    ======           ======                ======




           See accompanying notes to consolidated financial statements
                                      F-29





                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                   (UNAUDITED)

NOTE A-SUMMARY OF ACCOUNTING POLICIES


General

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Rule 310(b) of Regulation S-B, and therefore, do not include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's SEC Form 10-SB, as amended.

Business and Basis of Presentation

Cavalcade of Sports Media, Inc. (the "Company") is in the development stage and its efforts have been principally devoted to developing a sports entertainment business, which will provide 24 hours per day broadcasting from a library of nostalgic sports films and footage to paid subscribers. To date the Company has generated no sales revenues, has incurred expenses, and has sustained losses. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise. For the period from inception through March 31, 2001, the Company has accumulated losses of $ 1,877,462.

The consolidated financial statements include the accounts of Cavalcade of Sports Media, Inc. and its wholly-owned subsidiaries, Cavalcade of Sports Network, Inc. and Global Group International, Inc. Significant intercompany transactions have been eliminated in consolidation.

Revenue Recognition

The Company will follow a policy of recognizing subscriber fee income as revenue in the period the service is provided.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                   (UNAUDITED)

NOTE A-SUMMARY OF ACCOUNTING POLICIES

Film Library

The inventories of the Company's nostalgic sports film and footage ("Film Library") are stated at the lower of unamortized acquisition cost or net realizable value. Cost principally consists of direct acquisition costs of the films and footage of previously televised programs and events, post-production costs, and production overhead. The Company's Film Library is amortized on a straight-line basis over a period not to exceed five years starting once footage is ready for distribution. The straight line method of amortization is also used for tax purposes. The unamortized costs of the Film Library are classified as noncurrent assets.

Advertising

The Company follows the policy of charging the costs of advertising to expenses incurred.

Income Taxes

Income taxes are provided based on the liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes". Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                   (UNAUDITED)

NOTE A-SUMMARY OF ACCOUNTING POLICIES

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of acquired the company and is being amortized on a straight-line basis over a period not exceeding five years. Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill, the Company will evaluate the remaining useful life and balance of goodwill and make adjustments, if required. The Company's principal consideration in determining an impairment includes the strategic benefit to the Company of the particular asset or assets as measured by discounted current and expected future operating income of that specified group of assets and expected discounted future cash flows. Should impairment be identified, a loss would be reported to the extent that the carrying value of the related goodwill exceeds the fair value of that goodwill based upon the expected discounted future cash flows

Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

Stock Based Compensation

The Company accounts for stock transactions in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees." In accordance with statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company has adopted the proforma disclosure requirements.
                                      F-32

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                   (UNAUDITED)

NOTE A-SUMMARY OF ACCOUNTING POLICIES

Liquidity

Cavalcade of Sports Media, Inc. (the "Company") is in the development stage and its efforts have been principally devoted to developing a sports entertainment business, which will provide 24 hours per day broadcasting from a library of nostalgic sports films and footage to paid subscribers. To date the Company has generated no sales revenues, has incurred expenses, and has sustained losses. For the period from inception through March 31, 2001, the Company has accumulated losses of $ 1,877,462. The Company's current assets exceeded its current liabilities by $ 1,599,155 as of March 31, 2001. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise.

Comprehensive Income

The Company does not have any items of comprehensive income in any of the periods presented.

 Segment Information

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segments.


Net Loss Per Share

The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrants have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                   (UNAUDITED)

NOTE B- FILM LIBRARY

The Company's Film Library is comprised of nostalgic sports films and footage which resides in the public domain. The Company does not have enforceable legal rights to control the access and distribution of the content of these films and footage.

The Company's Film Library at  March 31, 2001 and December 31, 2000 consists of the following:
                                                                             March 31, 2001        December 31,
                                                                             --------------        ------------
                                                                                                        2000
                                                                                                        ----

Nostalgic   sports   films  and   footage   acquisition   and  direct
production  costs                                                                $ 495,077        $  392,752
                                                                                 =========        ==========

Post production costs capitalized during the three months ended March 31, 2001 and the year ended December 31, 2000 were $ 102,325 and $23,948 , respectively.


NOTE C- NOTES PAYABLE

Notes payable at March 31, 2001 and December 31, 2000 are as follows:

                                                                             March 31, 2001      December 31, 2000
                                                                              --------------      -----------------
12 % convertible subordinated payable , unsecured and due December 31, 2000;
Noteholder has the option to convert unpaid note principal together with accrued and unpaid interest to the Company's common stock thirty (30) days following the effectiveness of the registration of the Company's common stock under the
Securities Act of 1933 at a rate of $1.25 per share. In the event the unpaid principal amount of the notes, together with any accrued and unpaid interest, are not converted , or paid in full by December 31, 2000 then interest accrues at 18% per annum until paid in full. The Company is in default under the terms of the Note Agreements (See Note D)
                                                                               $ 657,000           $   457,000
18% note payable, unsecured ; principal and  together with
accrued interest  due February 2001; guaranteed by the Company's
President                                                                         49,950               100,000
                                                                               --------
                                                                                 706,950               557,000
Less: current portion                                                          (706,950)             (557,000)
                                                                               ---------             ---------
                                                                                 $     -             $       -
                                                                                 =======             =========


                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                   (UNAUDITED)

NOTE D-CAPITAL STOCK

The Company has authorized 100,000,000 shares of common stock , with a par value of $.001 per share. The Company has also authorized 10,000,000 shares of preferred stock, with a par value of $.001 per share.

The Company's predecessor was Tren Property Corp., an inactive company with no significant operations incorporated under the laws of the State of Delaware in July 1997. The Company issued 11,553,100 shares of common stock to the initial shareholders in exchange for initial organization costs. The stock issued was valued at $.001 per share, which represents the fair value of the services received. In February 1998, Tren Property Corp. changed its name to Gemma Global, Inc. ("Gemma").

In April 1998, the shareholders of Gemma exchanged all of their outstanding shares on a share for share basis for shares of the common stock of Gemma Global, Inc., an inactive company with no significant operations, organized under the laws of the State of Nevada ("Company"). The Company's sole asset was a License Agreement granting the Company the right to manufacture and distribute women's shoes. The Company issued 10,000 shares of common stock to the shareholders of Gemma Global, Inc. in exchange for the License Agreement. The stock issued was valued at $.001 per share, which represents the fair value of the License Agreement.

In December 1998, the Company's Board of Directors approved a one (1) share for one thousand (1,000) share reverse stock split. The accompanying financial statements have been restated to give effect for the reverse split.

In December 1998, the Company issued 1,112,500 shares of common stock to non-employees in exchange for legal and financial advisory services rendered to the Company. The stock issued was valued at approximately $.02 per share, which represents the fair value of the services received, which did not differ materially from the value of the stock issued.


In December 1998, the Company issued 8,333,333 shares of common stock in exchange for a $ 15,000 loan payable to the Company's principal shareholder and Chief Executive Officer. The Shareholder subsequently issued an aggregate of 2,625,000 of the shares of stock to certain consultants deemed essential to the continuance of the Company's principal business at the time, that of developing a shoe manufacturing, sales and distribution enterprise. In accordance with Staff Accounting Bulletin Topic 5-T, the Company accounted for the consulting expense as a current expense and a corresponding capital contribution. The stock issued was valued at $ 2,925, or approximately $.0012 per share, which represents the fair value of the stock issued.

In March 1999, the Company was renamed Pioneer 2000, Inc. In December, 1999 the Company was renamed Cavalcade of Sports Media, Inc.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                   (UNAUDITED)

NOTE D-CAPITAL STOCK  (continued)

In April 1999, the Company issued 4,000 shares of common stock in exchange for $ 4,000 in connection with a private placement memorandum.

In April 1999, the Company issued 180,000 shares of common stock to a non-employee in exchange for financial advisory services rendered to the Company. The stock issued was valued at $1.00 per share, which represents the fair value of the stock issued, which did not differ materially from the value of the services received.

In May 1999, the Company authorized and issued a series of 855,000 shares of the Company's preferred stock as convertible preferred stock ("1999 Global Group Series") to the Company's management and advisors who had been unsuccessful in developing the Company's shoe apparel business segment in exchange for those individuals continuing to devote their services to developing the shoe business segment.

At the time of the issuance of the preferred shares, the Company's shoe apparel segment had no operations, liabilities in excess of its assets and was in default under the terms of its License Agreements .The stock issued was valued at approximately $.001 per share, which represents the fair value of the stock issued, which did not differ materially from the value of the services rendered.

The holders of the convertible preferred stock shall only be entitled to receive dividends from earnings of the Company's wholly-owned subsidiary, Global Group International, Inc. Global International, Inc.'s principal asset is the License Agreement to manufacture and distribute women's' shoes. Such dividends shall be equal to ten percent (10%) of the subsidiary's earnings on a quarterly basis. Earnings are defined as net income after taxes. Any earned, but unpaid dividends shall be accrued. In the event of liquidation, dissolution, or winding up of the Company, the holders of the 1999 Global Group Series convertible preferred stock shall be entitled to receive out of assets of the Company, solely the common stock of Global Group, International, Inc.

In December 1999, the Company issued 1,000,000 shares of common stock in exchange for $75,000 and payment of $ 25,000 of Company expenses, in connection with a private placement to accredited investors.

In connection with the acquisition of Cavalcade of Sports Network, Inc., the Company assumed a $ 380,000 liability representing advances by private investors to Cavalcade of Sports Network, Inc. Subject to the Company registering its common stock, the Company has agreed to offer shares of the Company's common stock to the investors in exchange for the advances based upon the price per share of the registration.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                   (UNAUDITED)

NOTE D-CAPITAL STOCK  (continued)

During the year ended December 31, 2000, the Company issued 66,798 shares of common stock in exchange for debts assumed by the Company in connection with its acquisition of Cavalcade of Sports Network, Inc. The Company valued the shares issued at $1.25 per share, which approximated the fair value of the shares at the dates of issuance. .

During the year ended December 31, 2000, the Company issued 153,826 shares of the Company's common stock to consultants in exchange for services provided to the Company. The Company valued the shares issued at $1.25 per share, which approximated the fair value of the shares issued during the periods the services were rendered. The compensation cost of $192,282 was charged to income during the year ended December 31, 2000.

In January 2001, the Company issued 200,000 shares of the Company's common stock to consultants in exchange for services provided to the Company. The Company valued the shares issued at $1.25 per share, which approximated the fair value of the shares issued during the periods the services were rendered. The compensation costs of $250,000 was charged to income during the period ended March 31, 2001.

NOTE E-RELATED PARTY TRANSACTIONS

From the Company's inception in July 1997, the Company's Officer, Director and principal shareholder has advanced funds to the Company for working capital purposes. No formal repayment terms or arrangements exist. The net amount of the advances due the officer at March 31, 2001 and December 31, 2000 were $317,454 and $ 317,454, respectively.


NOTE F- DISCONTINUED OPERATIONS

On September 18, 2000, the holders of the Company's preferred stock elected to convert their shares to common stock of Global Group International, Inc. (see Note F). As a result of the conversion, the Company's interest in Global Group International, Inc., which represented the Company's shoe business segment, was reduced from 100% to less than 1%. As a result of the spin off of the subsidiary , the Company's shoe business segment is accounted for a discontinued operation, and accordingly, the amounts in the financial statements and related notes for all periods shown have been restated to reflect discontinued operations accounting.

                         CAVALCADE OF SPORTS MEDIA, INC.
                         (A developmental stage company)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                   (UNAUDITED)




NOTE F- DISCONTINUED OPERATIONS (continued)


In connection with the election, the Company cancelled the previously issued and outstanding 855,000 shares of the preferred stock as convertible preferred stock ("1999 Global Group Series") . The discontinued operations had no assets and had negative book value. Net current liabilities consisted of accrued expenses incurred in connection with unpaid minimum royalties due under license agreements to manufacture and distribute women's shoes . The holders of the preferred shares paid no monetary consideration to the Company. In September, 2000, the holder of the license agreements legally released the Company from its past and future obligations under the terms of the agreements, and as a result, the Company de-recognized the $78,974 of unpaid and previously accrued minimum royalties. Accordingly, the Company recorded a net gain of $ 78,974 during the year ended December 31, 2000 in connection with the disposal of the shoe business segment.


The financial statements reflect the operating results and balance sheet items of the discontinued operations separately from continuing operations. Prior years have been restated. Operating results for the discontinued operations for the three months ended March 31, 2001 and 2000 were:

                                    March 31, 2001      March 31, 2000
Revenues                                       $   -          $        -
Expenses                                           -              23,375
                                               -----          ----------
Net (loss)                                     $   -          $ (23,375)
                                               =====          ==========